SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 14D-9
(RULE 14D-101)
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
WHITEHALL JEWELLERS, INC.
(Name of Subject Company)
WHITEHALL JEWELLERS, INC.
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
965063100
(CUSIP Number of Class of Securities)
Jean K. FitzSimon
Senior Vice President and General Counsel
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Suite 500
Chicago, IL 60606
(312) 782-6800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
COPIES TO:
Lori Anne Czepiel, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
(212) 839-5300
and
John J. Sabl, Esq.
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
      ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information
      The name of the subject company to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9” or this “Statement”) relates is Whitehall Jewellers, Inc., a Delaware corporation (“Whitehall,” or the “Company”). The address and telephone number of the Company’s principal executive offices are 155 N. Wacker Drive, Suite 500, Chicago, Illinois 60606, (312) 782-6800.
      The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) of which there were 16,763,215 Shares outstanding as of January 31, 2006.

Item 2.	Identity and Background of Filing Person
      The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website is www.whitehalljewellers.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference. The filing person is the subject company.
      This Schedule 14D-9 relates to the tender offer by WJ Acquisition Corp., a Delaware corporation (“Purchaser”), WJ Holding Corp., a Delaware corporation (“Holdco”), Prentice Capital Management, LP, a Delaware limited partnership (“Prentice”), Holtzman Opportunity Fund, L.P., a Nevada limited partnership (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), Michael Zimmerman and Seymour Holtzman, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 8, 2006 (the “Offer to Purchase”) and the related Letter of Transmittal (which together constitute the “Offer”). Purchaser, Holdco, Prentice, PWJ Funding, PWJ Lending and Michael Zimmerman, each an affiliate of Prentice, together with Holtzman and Seymour Holtzman, an affiliate of Holtzman, are referred to collectively as the “Purchaser Group”. In the Offer, Purchaser has offered to purchase all outstanding Shares, other than the Shares beneficially owned by the Purchaser Group immediately prior to the commencement of the Offer, for $1.60 per share net in cash without interest (such amount, or any greater amount per Share paid in the Offer, the “Offer Price”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the Offer to Purchase, the related Letter of Transmittal and the other exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2006 by the Purchaser Group (as amended from time to time, the “Schedule TO”).
      The Offer is being made in connection with the Agreement and Plan of Merger dated as of February 1, 2006 (the “Merger Agreement”) by and among the Company, Prentice, Holtzman, Holdco and Purchaser, which provides for the commencement of the Offer and the termination of the existing Securities Purchase Agreement governing the secured convertible note financing transaction that was entered into among the Company, PWJ Funding, PWJ Lending and Holtzman on October 3, 2005 (the “Prentice Agreement”). Concurrently with entering into the Merger Agreement, the Company, PWJ Lending and Holtzman entered into an amended and restated term loan credit agreement (the “Amended and Restated Term Loan Agreement”) pursuant to which PWJ Lending and Holtzman agreed to extend the maturity date of the outstanding $30 million term loan and to provide the Company with an additional $20 million in working capital financing (the “Additional Loan”). Concurrently with entering into the Merger Agreement and the Amended and Restated Term Loan Agreement, LaSalle Bank, N.A. (“LaSalle”) as the administrative agent under the Second Amended and Restated Revolving Credit and Gold Consignment Agreement dated as of July 29, 2003, (as amended, the “Senior Credit Agreement”), on behalf of the lenders party to the Senior Credit Agreement, consented to the execution by the Company of the Amended and Restated Term Loan Agreement and waived certain then existing events of defaults on the condition that the Company received, on or before February 3, 2006, at least $18 million in net proceeds from the Additional Loan for working capital purposes.

      The Offer is conditioned upon, among other things:

(i) a minimum condition (“Minimum Condition”) that there be validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock, which, together with Shares beneficially owned by Purchaser, Holdco, the Investors and their respective affiliates, represents at least a majority of the aggregate voting power of the shares of Common Stock and the shares of Class B Common Stock, par value $1.00 per share, of the Company (“Class B Shares”), voting together as a single class, outstanding on the date such shares of Common Stock are purchased;

(ii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority (as defined below) since the date of Merger Agreement, which prohibits or prevents the consummation of the Offer or the merger of Purchaser with and into the Company (the “Merger”) or imposes material limitations on the ability of Prentice, Holtzman or Purchaser effectively to exercise full rights of ownership of the Shares; provided, that Prentice, Holtzman and Purchaser shall have used their best efforts to have any of the foregoing vacated, dismissed or withdrawn;

(iii) no event, circumstances or fact shall have occurred which has resulted in, would result in or could reasonably be expected to result in, individually or in the aggregate, an Extremely Detrimental Effect (as defined below) on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole; provided, however, that for purposes of this clause (iii), any adverse effect on the continued availability of employees or relationships with vendors arising out of the announcement or pendency of the Merger Agreement, the other Transaction Documents (as defined below) and the transactions contemplated thereby will not be taken into account in determining whether an Extremely Detrimental Effect has occurred or could reasonably be expected to occur

(iv) the Company or any of its subsidiaries shall not have (a) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on the date of the Merger Agreement, of warrants and Company stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (b) declared or paid (or the Company board of directors (the “Board” or the “Board of Directors”) proposes to declare or pay) any dividend or other distribution on any shares of capital stock of the Company (other than a distribution of the rights certificates or a redemption of the rights in accordance with the Rights Agreement (as defined below) as publicly disclosed to be in effect prior to the date of the Merger Agreement), (c) altered or entered into an agreement to alter any material term of any outstanding security, issued or sold, or authorized or entered into an agreement to issue or sell, any debt securities or otherwise incurred or authorized or entered into an agreement to incur any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the rights inapplicable to the Offer and the Merger or other transaction documents), (d) entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its officers other than in the ordinary course of business or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation of the Merger, or (e) amended its certificate of incorporation or bylaws other than to amend the Rights Agreement to make the rights inapplicable to the Offer and the Merger; and

(v) the Company or any of its subsidiaries shall have not (a) granted after the date of the Agreement to any person proposing a Competing Transaction (as defined below) any material option, warrant or similar right (including, without limitation, a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any material cash or other consideration to any party that has proposed a Competing Transaction in connection with or in any way related to any such Competing Transaction which, in Purchaser’s reasonable judgment, in any such case, and regardless of the circumstances (including any action or omission by Prentice, Holtzman or Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payments.

      “Competing Transaction” means any other transaction in lieu of, or which would intend to impede or prevent, the transactions contemplated by the Merger Agreement and the other Transaction Documents, the Offer or the Merger.
      “Extremely Detrimental Effect” means any event, circumstance or fact which, individually or in the aggregate, is or could reasonably be expected to be significantly more adverse on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, than any event, circumstance or fact constituting a Company Material Adverse Effect; and “Company Material Adverse Effect” means a material adverse effect on the business, properties, assets, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or the ability for the Company to timely perform its obligations under the Merger Agreement and the other Transaction Documents and to consummate the Merger and the other transactions contemplated thereby, except in each case for any such effects resulting from, arising out of, or relating to the taking of any action or incurring of any expense in connection with the Merger Agreement or the other Transaction Documents or the transactions contemplated thereby;
      “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self regulatory organization.
      “Rights Agreement” means the Amended and Restated Stockholders Rights Agreement, dated as of April 28, 1999, between the Company and BankBoston, N.A.
      “Transaction Documents” means the Merger Agreement, the Amended and Restated Term Loan Agreement and Amendment No. 2 (“Amendment No. 2”) to the Rights Agreement.
      As set forth in the Schedule TO, the business address and telephone number of Purchaser, Prentice, Mr. Zimmerman and their affiliates are 623 Fifth Avenue, 32nd Floor, New York, NY 10022, (212) 756-8040. The business address and telephone number of Holtzman, Mr. Holtzman and their affiliates are 100 N. Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702, (570) 822-6277.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
      Except as described in this Schedule 14D-9, in the Company’s Definitive Proxy Statement, dated as of December 27, 2005 (as amended or supplemented from time to time, the “Proxy Statement”) or in the Company’s “Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as Amended, and Rule 14f-1 Thereunder” attached as Annex I to this Schedule 14D-9 (the “Information Statement”), to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Prentice, Holtzman, Purchaser or their respective executive officers, directors or affiliates.
      The information in the following sections of the Proxy Statement is incorporated herein by reference: “Proposal 1 — Background of the Financing”; “Proposal 1 — Interests of Certain Persons in the Financing”; “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements”; and “Proposal 3 — Certain Relationships and Related Transactions”. The information in the following sections of the Information Statement is incorporated herein by reference: “Compensation of Directors”; “Executive Compensation and Other Information”; and “Security Ownership of Certain Beneficial Owners and Management”.

      Any information incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule 14D-9 to the extent that any information set forth herein modifies or supersedes such information.
      In considering the recommendation of the Board of Directors with respect to the Offer, the Company’s stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the sections of the Proxy Statement and Information Statement that are incorporated herein by reference that may present them with certain potential conflicts of interest.
      The Board was aware of such interests and considered such interests along with other matters described below in Item 4(b)(ii) “The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendation — Reasons for the Recommendation.”
Purchaser Group Ownership in the Company
      According to the Schedule TO filed by the Purchaser Group with the SEC on February 8, 2006, Prentice, PWJ Funding, PWJ Lending and Holtzman beneficially owned, and had the power to vote, 4,283,795 Shares representing, as of February 8, 2006, approximately 25.55% of the Company’s outstanding Shares. Accordingly, the Offer may be deemed to be a tender offer by an affiliate of the Company subject to Rule 13e-3 (a “going private transaction”).
Certain Relationships between the Purchaser Group and the Company
      PWJ Lending, PWJ Funding and Holtzman, members of the Purchaser Group, are lenders to the Company under the Amended and Restated Term Loan Agreement. Members of the Purchaser Group were also parties to the Prentice Agreement and the related agreements, which have been terminated or modified in connection with the execution of the Merger Agreement, or are otherwise no longer applicable (except that the Registration Rights Agreement remains in effect). See “The Purchaser Group’s Relationship with Whitehall” in the Offer to Purchase.
Cash Consideration Payable Pursuant to the Offer and the Merger
      The directors and executive officers of the Company who own Shares will receive the Offer Price in the Offer or the Merger on the same terms and conditions as the other stockholders of the Company. As of February 8, 2006, the directors and executive officers of the Company beneficially owned in the aggregate 987,531 Shares (excluding unvested options). If the directors and executive officers were to tender all of the Shares that they are deemed to beneficially own pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, such directors and executive officers would receive an aggregate of approximately $1,580,050 in cash for such Shares. As discussed below in Item 4(c), to the knowledge of the Company, each of the Company’s directors and executive officers currently intends to tender Shares held of record or beneficially by such person pursuant to the Offer.
Company Stock Options and Restricted Stock Awards
      Upon a change in control of the Company, as determined under the Company’s 1996 Long-Term Incentive Plan and the Company’s 1997 Long-Term Incentive Plan, any options and/or restricted stock awards granted under such plans are cancelled and a holder thereof is entitled to receive a cash payment from the Company based upon the price per share paid in the change in control transaction, as determined pursuant to the terms of such plans. (The holder of an option is entitled to a payment net of the exercise price.) Such a change in control may be deemed to have occurred upon the acquisition by the Purchaser Group of Shares such that the Purchaser Group has become the beneficial owner of 25% or more of the Company’s Shares as determined under the plans, but in any event a change in control is expected to occur upon the purchase of Shares pursuant to the terms of the Offer. The Company currently expects that these payments will equal, in the aggregate, no more than $300,000 if the change in control is deemed to occur upon the consummation of the Offer (or no more than $250,000 if the change in control is deemed to have occurred upon the acquisition by the Purchaser Group that caused it to become the beneficial owner of 25% or more of the outstanding Shares). See “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.
      In connection with the Merger Agreement, each holder of options granted under the Company’s 1998 Non-Employee Directors Stock Option Plan, as amended (the “Non-Employee Directors Plan”) will receive, promptly following the effective time of the Merger (the “Effective Time”), a cash amount equal to the net amount of (A) the product of (i) the excess, if any, of $1.60 in cash (such amount, or any greater amount per Share paid in the Offer, the “Merger Consideration”) over the exercise price per share of the options, multiplied by (ii) the number of shares subject to such options. Since the Merger Consideration will be less than the exercise price for all options granted under the Non-Employee Directors Plan, the holders will not receive any payment for such options.
Baumgardner Employment Agreement
      Under the employment agreement dated October 31, 2005 between the Company and Robert Baumgardner, the Company’s Chief Executive Officer, Mr. Baumgardner would have been entitled to receive options on the closing of the sale of the convertible notes under the Prentice Agreement for a number of shares equal to 2% of the number of Shares for which the notes would then be convertible. See “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements” of the Proxy Statement. Since the Prentice Agreement was terminated upon the execution of the Merger Agreement, Mr. Baumgardner will not receive such options. There is no similar agreement, arrangement or understanding in connection with the revised Prentice transaction.
Other Interests of Certain Directors and Executive Officers
      Under the severance agreements between the Company and Mr. John R. Desjardins, Chief Financial Officer of the Company, and Mr. Matthew M. Patinkin, Executive Vice President, Operations of the Company, a “change of control” may be deemed to have occurred upon the acquisition by the Purchaser Group of Shares such that the Purchaser Group has become the beneficial owner of 25% more of the Shares, but in any event, a “change of control” is expected to occur upon the purchase of Shares pursuant to the terms of the Offer. See “Executive Compensation and Other Information — Severance and Employment Agreements” in the Proxy Statement.
      The transactions contemplated under the Offer would not constitute a “change of control” under the terms of the Company’s employment agreement with Mr. Baumgardner.
      The Company’s charter documents provide (and for some time have provided) that to the fullest extent permitted by the Delaware General Corporations Law (“DGCL”), no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The Company’s directors and officers are also (and for some time have been) covered by director and officers insurance against indemnification expenses. Each of Prentice and Holtzman has agreed pursuant to the Merger Agreement that all rights to exculpation and indemnification for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers or employees or agents (the “Company Indemnified Parties”) of the Company or any of its subsidiaries or other entities, at the request of the Company or any of its subsidiaries, as provided in its charter or by-laws or in any agreement will survive the Offer and the Merger and will continue in full force and effect in accordance with their terms. Under the Merger Agreement, for six years from the Effective Time (or, in the case of matters occurring at or prior to the Effective Time that have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved), Prentice and Holtzman will indemnify the Company Indemnified Parties to the same extent as such Company Indemnified Parties are entitled to the indemnification described in the preceding sentence.
      In addition, under the Merger Agreement, Purchaser has agreed, to the extent practicable, either to maintain and provide to the Company’s employees who continue employment with Purchaser, the surviving corporation of the Merger (“the Surviving Corporation”) or any subsidiary thereof, the employee benefits and programs of the Company as substantially in effect as of the date of the Merger Agreement or to cause the Surviving Corporation to provide employee benefits and programs to such employees that, in the aggregate, are substantially comparable to those of the Company. Under the Merger Agreement, from and after the Effective Time, the Surviving Corporation has agreed to honor, in accordance with their terms, all employment and severance agreements in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors of the Company.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation and Recommendation
      At a meeting held on February 1, 2006, the Board unanimously (1) determined the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (3) determined to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
      Accordingly, the Board unanimously recommends that the stockholders of the Company tender their Shares pursuant to the Offer. A copy of the Company’s press release announcing the Merger Agreement and the transactions contemplated thereby is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.
      The balance of this Item 4 summarizes events that led to the Offer and certain potential benefits and risks that, in the view of the Board, are associated with accepting the Offer.

(b)	Background of the Offer; Reasons for Recommendation

(i)	Background
      In August of 2003, the Company was named as one of the 14 defendants in a lawsuit brought by Capital Factors, Inc. (“Capital Factors”), which provided financing to defendant Cosmopolitan Gem Corp. (“Cosmopolitan”). Cosmopolitan was an entity with which the Company had certain consignment and other commercial arrangements. The complaint alleged that Cosmopolitan defrauded Capital Factors into advancing funds by misrepresenting Cosmopolitan’s finances and the profitability of its operations. It further alleged that the Company along with other persons and other entities, including other jewelry retailers, aided and abetted or participated in the alleged fraud. Additional litigation was filed against the Company and other defendants by two affiliated suppliers (“International” and “Astra”) to Cosmopolitan.
      The United States Attorney’s Office for the Eastern District of New York (the “U.S. Attorney”) commenced a criminal investigation regarding matters that included those alleged in the Capital Factors litigation. The Securities and Exchange Commission (the “SEC”) also initiated a formal inquiry of the Company with respect to matters that were the subject of the Capital Factors litigation. The Company also conducted its own internal investigation relating to these matters utilizing the services of outside counsel and a nationally recognized accounting firm.
      On November 21, 2003 the Company announced that its Chief Financial Officer had been placed on leave and that the Company had discovered that its Executive Vice President, Merchandising, violated a Company policy relating to documentation regarding the age of certain inventory. On December 11, 2003, the Company announced that, as a result of its ongoing internal investigation conducted in connection with the matter referred to in the Capital Factors lawsuit and related investigations by the U.S. Attorney and the SEC, it had terminated its Chief Financial Officer. The Company also subsequently terminated its Vice President of Merchandise.
      On December 22, 2003, the Company announced that it would restate results for fiscal 2000, 2001 and 2002, and the first two quarters ended July 31, 2003. These restatements primarily reflected the Company’s revision of the accounting treatment for vendor allowances associated with the Company’s return of certain substandard inventory to vendors, as well as certain previously unrecorded adjustments in earlier periods in fiscal 2003. The impact of these restatements decreased the Company’s earnings per diluted share by $0.01 for fiscal 2000, $0.03 for fiscal 2001, $0.02 for fiscal 2002 and decreased the loss by $0.01 for the 6-month period ended July 31, 2003.
      On February 12, 2004, a putative class action complaint was filed in the United States District Court for the Northern District of Illinois against the Company and certain former officers. This complaint alleged securities law violations, making reference to (1) the Capital Factors litigation, (2) the Company’s November 21, 2003 announcement that it had discovered violations of Company policy with respect to documentation relating to the age of certain store inventory and (3) the December 22, 2003 announcement as to restatements of financial results. Additional securities law actions were filed with similar allegations. In addition, a stockholder derivative action was filed on June 15, 2004 in the Circuit Court of Cook County, Illinois against certain officers and directors of the Company. This complaint asserts claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, breach of fiduciary duties for insider selling and misappropriation of information and contribution and indemnification. The factual allegations of this complaint were similar to those in the securities litigation. The securities and stockholder cases are still pending.
      On September 28, 2004, the Company announced that it entered into a non-prosecution agreement with the U.S. Attorney and that it reached a settlement of the Capital Factors litigation. Under the non-prosecution agreement, the Company committed to pay restitution to Capital Factors in the amount of $10.8 million and to pay $350,000 to the United States Government. The Company also committed to maintain a corporate compliance program and adopt various corporate governance and other changes. The U.S. Attorney agreed that, so long as the Company fulfills its obligations under the non-prosecution agreement for a period of three years, the U.S. Attorney would not prosecute the Company for any matters related to Cosmopolitan’s scheme to defraud Capital Factors or any other party.
      Pursuant to the settlement agreement with Capital Factors discussed above and the separate settlement agreement with International and Astra, the Company agreed to pay $10.8 million to Capital Factors and $1.93 million to International and Astra. These settlement agreements, together with the legal and related expenses related to the U.S. Attorney’s and the SEC’s investigation and the litigation related to Cosmopolitan, imposed substantial costs on the Company. The aggregate cost of these settlement agreements, together with the costs of legal and other professional fees, was approximately $20.9 million. In addition, these matters consumed a substantial amount of time, distracted management from normal business operations and resulted in management turnover, adversely affecting the Company.
      The Company results for fiscal year 2004, especially the Christmas season, were disappointing. These results, coupled with the settlement and litigation-related expenses discussed above, put financial pressure on the Company.
      As a result of the factors noted above, in November of 2004, the Company’s Board of Directors discussed exploring strategic alternatives for the Company.
      On January 6, 2005, Mr. Hugh M. Patinkin, the Company’s then Chairman and Chief Executive Officer, was approached by the chief executive of another jewelry retailer about the possibility of selling the Company.
      In late January of 2005, the Company engaged a financial advisor to analyze strategic alternatives, including a potential sale of the Company. Over the next few months, the firm contacted several industry participants, and the Company entered into confidentiality agreements with, and furnished information to, several potential buyers.
      During February 2005, the Company began working with a different investment banking firm with respect to a potential private placement of notes convertible into the Company’s Common Stock. The Company and this investment banking firm held discussions with several potential buyers about an offering of between $20 million and $40 million. In March of 2005, the Board of Directors concluded not to proceed further with this financing at that time.
      On March 30, 2005, Mr. Patinkin died unexpectedly. The Board met that day and elected Mr. Daniel H. Levy as the nonexecutive Chairman of the Board and Ms. Lucinda M. Baier as the interim Chief Executive

Officer. On April 13, 2005, Ms. Baier was named as the permanent Chief Executive Officer. Ms. Baier had joined the Company as its President and Chief Operating Officer in November 2004.
      After the death of Mr. Patinkin, another industry participant expressed an interest in a business combination with the Company. Discussions with potential buyers continued but all parties, other than the party that approached Mr. Patinkin in January, decided not to present proposals. This original party did present a verbal, informal indication of interest in April 2005 at a price at or slightly above the then market price of $7 per share. The Board concluded, after analysis by and discussions with its financial advisors, that the price offered was inadequate and determined not to proceed with this proposal at that time. This party indicated that it was not interested in waiting to consider a transaction later in the year.
      During this period the Company also had discussions with potential sources of private equity and other potential financing services.
      In early 2005, the Company commenced negotiations with its bank lenders about modifying its credit facility to provide additional liquidity. The credit facility was amended, effective April 6, 2005, in order to, among other things, (i) provide for additional availability under the revolving credit facility through the funding of a $15.0 million additional facility from LaSalle Bank and Back Bay Capital Funding LLC (“Back Bay”), which was funded at closing and was to be due July 31, 2006, (ii) add a discretionary overadvance subfacility from LaSalle of $2 million, (iii) terminate the precious metal consignment facility, (iv) shorten the maturity date for all amounts from July 28, 2007 to July 31, 2006, (v) increase the interest rate payable on LIBOR loans from 2.50% to 3.00% above LIBOR and (vi) add financial covenants and modify existing financial covenants and borrowing base calculations.
      Over the next several months, the Company and its financial advisors continued to contact various parties about a potential business combination as well as other possible financing alternatives.
      On April 19, 2005, Newcastle Partners, L.P., an investment fund, and various related persons (collectively, “Newcastle Parties”) filed a Schedule 13D indicating that they owned 2,018,400 shares of the Company’s Common Stock as of April 15, 2005, representing 14.5% of the Company’s outstanding shares. This filing indicated that they had purchased these shares for an aggregate purchase price of $15,091,280. In this filing, the Newcastle Parties stated, among other things, that they intended to enter into discussions with management to discuss the performance of the Company and discussions with the Board of Directors to seek Board representation.
      On June 23, 2005, the Company announced the election of Mr. Steven J. Pully, the President of Newcastle Management, L.P. (“Newcastle”), as a director. As part of the non-prosecution agreement that was entered into with the U.S. Attorney, the Company was required to expand its Board of Directors by two people, with one person having a financial background and another having a legal background. The board and the search firm that was charged with finding new directors agreed that Mr. Pully could satisfy either the financial or legal background requirement in light of Mr. Pully’s experience as an investor, CFA, CPA and attorney. On July 5, 2005, the Company announced that Mr. Levy had resigned as the nonexecutive Chairman of the Board and that it had elected Mr. Pully to this position. On November 10, 2005, Mr. Pully was replaced by Mr. Levy as the Chairman of the Board.
      Also in July of 2005, the Board of Directors initiated a search for a new Chief Executive Officer for the Company.
      On July 12, 2005, the Board of Directors formed a special committee consisting of Messrs. Levy (Chairman), Richard K. Berkowitz and Sanford Shkolnik (the “Special Committee”) to consider potential financing proposals in light of Newcastle’s interest in being a potential source of financing and Mr. Pully’s status as Chairman of the Board of Directors. Mr. Pully did not participate in the consideration of the formation of this special committee and subsequently questioned the role ultimately assigned to the Special Committee. Mr. Pully felt that the role of the Special Committee should have been limited to determining the fairness of any financing proposals and that the Special Committee should not be the body that determines whether the Company needs to complete a financing, which party to complete a financing with and when a financing should be completed. The Special Committee was authorized to analyze and negotiate any proposal before it was brought before the Board for an approval.
      Mr. Pully did not attend the portion of the meeting where the creation of the Special Committee of the Board of Directors was discussed and the Special Committee was established. Mr. Pully departed the meeting, as planned, to meet with a prospective Chief Executive Officer candidate for the Company. Mr. Pully did not have reason to believe prior to departing the meeting that a special committee would be discussed or established. At a meeting of the Board of Directors on June 30, 2005, Mr. Pully suggested that additional financial analysis be conducted in connection with the updating of the Company’s assessment of its financing needs. Significant additional financial analyses were undertaken by the Company at the Board’s direction. Mr. Pully has told the Company that he believes that financial analysis either stopped or slowed considerably after the formation of the Special Committee. The Board does not agree with Mr. Pully’s view. Financial analyses continued after the establishment of the Special Committee. Most of the communications concerning the financial analyses were shared with the Special Committee, not the full Board of Directors, because Newcastle was a possible participant in certain financing alternatives. These analyses were predicated on the belief of the Board of Directors that retention of a new Chief Executive Officer constituted an important part of the Company’s investment thesis.
      During July 2005 and thereafter, the Board of Directors continued to review various issues confronting the Company, including the possibility of raising additional funds and the advisability of selling or closing underperforming stores. During this period, the Company discussed with the agents for its credit facility its plans to seek additional equity or quasi-equity financing (i.e., convertible debt) and its consideration of potential store closings in light of the Company’s weak results throughout 2005. During this period, Newcastle and Reed Conner & Birdwell LLC, another substantial stockholder (“RCB”), indicated that they were interested in providing additional financing to the Company but did not present specific proposals. Mr. Pully advised the Board of Directors that in his view an investment thesis would be needed to support any financing.
      On August 10, 2005, the Company announced that it had entered into an employment agreement with Ms. Beryl Raff as its Chief Executive Officer. The search for a new chief executive officer had been led by Mr. Pully, as the Chairman of the Board, and Mr. Pully initiated contact with Ms. Raff on behalf of the Company. On August 10, 2005, Ms. Raff also was elected a director, effective upon her commencing full-time service. Due to notice periods in her agreement with her employer, she was not expected to commence full-time service with the Company until mid-September. In connection with the hiring of Ms. Raff, Ms. Lucinda M. Baier stepped down as Chief Executive Officer, effective August 11, 2005, but continued as President and Chief Operating Officer. In addition, the Company’s agreement with Ms. Baier was amended, providing that she could terminate her employment with the Company within 60 days prior to December 9, 2005 and receive certain severance payments. Ms. Baier resigned from the Company, effective October 13, 2005.
      During the period from August 10 through September 5 of 2005, Company management and members of the Board of Directors engaged in discussions with Ms. Raff concerning Company matters, including revision of its projections, merchandising strategy, potential new hires, financing alternatives, possible store closings and potential extension of maturity or other revisions to its credit facility, among other things. Discussions were also held with the lenders serving as agents for the credit facility, Newcastle and RCB as well as certain other potential investors. Discussions also took place with some significant vendors as to the need for vendor support or a restructuring of obligations to vendors. As a result of management’s analysis, views expressed by Ms. Raff, continued poor financial results and these discussions, the Company’s projections of future performance were reduced, and management estimated that approximately $40-50 million of financing was needed to be raised for the Company to meet its liquidity needs.
      During this period, discussions were held with Newcastle and RCB about potential equity financings, such as the sale by the Company of equity to them in a private transaction or a rights offering of Common Stock in which all stockholders would be offered the opportunity to subscribe for shares of the Company’s Common Stock at a 20 percent discount to the average market price of the stock over a period of time prior to the commencement of the rights offering. It was contemplated that Newcastle and RCB would provide back-up commitments to buy shares not otherwise purchased. No firm offer was made by either Newcastle or RCB. Also during this period, Newcastle declined to make any firm financial proposals, despite the Company’s repeated requests that it do so. In addition, as a director Mr. Pully discouraged the efforts of Company management to obtain convertible debt financing from other sources.
      On August 23, 2005 the Company hired Standard & Poor’s Corporate Value Consulting (which is now a part of Duff & Phelps, LLC, and hereinafter referred to as “Duff & Phelps”), to serve as a financial advisor to the Special Committee and the Board of Directors in connection with the consideration of financing proposals. In accordance with the engagement letter between the Company and Duff & Phelps, there were two separate phases of engagement. In Phase I, Duff & Phelps served as a financial advisor to the Special Committee in connection with a review of the Company’s financing alternatives. Under Phase II, Duff & Phelps was retained to provide an opinion, if requested by the Company, regarding the fairness, from a financial point of view, of a potential transaction. As contemplated under Phase II, Duff & Phelps rendered such an opinion of the Prentice financing (as described below).
      On September 7, 2005, Ms. Raff informed the Company that she had resigned all positions with the Company and was returning the compensation paid to her. The Board of Directors met, and steps were taken to try to contact Ms. Raff and her counsel to request that she withdraw the letter. These efforts were unsuccessful.
      Later on September 7, 2005, Mr. Mark E. Schwarz, a principal of Newcastle, sent the Special Committee a nonbinding financing proposal dated September 6, 2005. This Newcastle proposal contemplated the issuance of $45 million in convertible notes, bearing interest at 20% per annum, payable quarterly partly in kind (i.e., through the issuance of additional notes) and partly in cash. These notes would be convertible into Common Stock at a rate equal to the average price of the Common Stock for the ten business days preceding the first interest payment date (or, in the case of notes issued as payment-in-kind for interest, the ten business days preceding the relevant interest payment date). These notes would be secured by a security interest in the Company’s assets junior to that held by the banks. The proposal contemplated that the Company would issue to Newcastle warrants to acquire 20% of the Company’s fully-diluted shares in connection with the note financing with an exercise price of $0.01 per share. This proposal was subject to a number of conditions. The proposal also contemplated that the interest rate on the notes would be increased to 25% per annum if stockholder approval of the share issuances upon conversion of the notes was not procured. This proposal was conditioned upon, among other things, Ms. Raff becoming and continuing to be the Chief Executive Officer of the Company.
      On September 8, 2005, the Company issued a press release announcing Ms. Raff’s resignation. The press release indicated that the Company was reviewing its financial situation in light of current and forecasted operating results and management changes and that it believed it needed additional capital to support its operations. The release noted that the Company was evaluating financing alternatives and seeking payment extensions from vendors and had slowed the payment of accounts payable. The release discussed the Company’s planned retention of restructuring professionals as well as the need to pursue other alternatives, such as a restructuring of its obligations, if its efforts to procure additional financing were not successful. Finally, the release noted that the Company did not expect to be able to file its Quarterly Report on Form 10-Q for its second fiscal quarter on a timely basis and that it expected to report a net loss for that quarter. After this press release was issued, the Company’s stock price fell dramatically.
      The Company commenced arbitration proceedings against Ms. Raff on September 27, 2005 seeking to enforce the non-competition provision and to recover damages based on Ms. Raff’s resignation in light of the obligations under her employment agreement. This matter has been settled and the net proceeds from such settlement are not material.
      The Board of Directors and the Special Committee held numerous meetings from September 8 through October 3 of 2005 by conference telephone. Given the financial and liquidity issues facing the Company, the Board of Directors concluded that it should consider the interests of the creditors of the Company as well as the interests of stockholders.

      The pressure from vendors and other creditors on the Company intensified. A number of vendors stopped or delayed shipments, and the Company became increasingly concerned about its ability to have sufficient inventory for the holiday season. In addition, employee morale and turnover, which were already a concern, became more serious issues.
      On September 9, 2005, the Company retained the firm of Shaw Gussis Fishman Glantz Wolfson & Towbin LLC (“Shaw Gussis”) to serve as its restructuring counsel. On September 15, 2005, FTI Consulting, Inc. (“FTI Consulting”) was retained by the Company to serve as a financial advisor in its restructuring efforts. The Company engaged in intensive discussions with lenders, vendors and potential investors.
      In seeking a financial advisor for its restructuring activities, the Company had contacted a number of firms. One of these firms, Financo, Inc. (“Financo”), contacted the Company, suggesting it meet with Prentice Capital Management, L.P. (“Prentice”) as a potential financing source. In addition, both Back Bay and LaSalle suggested that the Company contact Prentice due in part to prior experience with Prentice and its principals.
      Over the next few weeks, the Company also initiated and engaged in discussions with Prentice, among others, regarding a proposed bridge loan financing to the Company that would be refinanced with a larger convertible note transaction that would be completed subject to any required stockholder approval and customary conditions. At the same time, Prentice, along with representatives of the Company, engaged in a series of intensive discussions with the Company’s senior lenders and key trade creditors with the goal of reaching a comprehensive agreement regarding financing for the Company and the resumption of key shipments of merchandise by the Company’s key suppliers.
      On September 12, 2005, Newcastle submitted to the Special Committee another nonbinding proposal for an issuance of $35 million of convertible notes. These notes would have a maturity of three years, bear interest at 15% (5% payable in cash and 10% payable-in-kind through the issuance of additional notes) and be secured by a security interest in the Company’s assets junior to that securing the Company’s credit facility. Under the proposal, Newcastle would be issued 10-year warrants for 19.9% of the outstanding Common Stock of the Company, exercisable at $0.01 per share, and $10 million of the notes would be convertible into 90% of the fully diluted Common Stock of the Company (after dilution from the warrants). This proposal had a number of conditions, including (1) the Company’s bank lenders agreeing to extend the term of the credit facility to three years, waive defaults and provide additional borrowings of $15 million, (2) principal trade vendors agreeing to a 5-year payout of existing trade payables, (3) key vendors continuing to provide trade credit, (4) appointment of a chairman, president and chief executive officer designated by Newcastle and, potentially, other management acceptable to Newcastle, and (5) reconstitution of the Board of Directors. The proposal also provided that the interest rate on the notes would increase to 24% per annum (5% per annum in cash and 19% paid in kind through the issuance of new notes) if stockholder approval of the equity issuance was not received within 120 days of closing. This proposal expired on September 15, 2005.
      On September 13, 2005, Ms. Baier, then the Company’s President and Chief Operating Officer, and Mr. John Desjardins, the Company’s Executive Vice President and Chief Financial Officer, met with Messrs. Jonathan Duskin and Michael Zimmerman, two principals of Prentice, and representatives from Shaw Gussis in Boston. Various discussions followed, and substantial amounts of information were supplied by the Company to Prentice. Later that morning, Ms. Baier and Mr. Desjardins met with certain of the Company’s lenders and their counsel and the Company’s counsel in Boston. Various discussions followed.
      On September 14, 2005, the Company’s bank lenders alleged that the Company was in default under its credit facility and, as a result, the banks were not obligated to make further advances. Therefore, the banks took the position that any further advances were discretionary. The banks also reserved their rights and remedies with respect to the alleged defaults, including the right to accelerate the obligations of the Company under the credit facility and to foreclose on the assets of the Company. On September 14, 2005, representatives of the banks also indicated that the lenders would not provide any further advances unless the Company had entered into a letter of intent with a financing source. The banks also indicated in several discussions that they were not interested in providing debtor-in-possession financing to the Company if it should file for bankruptcy protection. Based in part upon consideration of the banks’ position that they were not interested in providing debtor-in-possession financing and considering the security interest held by the banks in substantially all of the Company’s assets, the Company concluded that there was a significant possibility that a bankruptcy filing by the Company could result in a liquidation, rather than a reorganization, of the Company.
      The banks provided some additional funding but continued to express substantial concern that the Company needed to accept a financing proposal. They indicated that, from the banks’ perspective, in light of the Company’s financial position, unless the Company had entered into a term sheet for additional financing, not later than September 21, 2005, the banks would be unwilling to advance any additional funds.
      On September 18, 2005, Newcastle submitted to the Special Committee another nonbinding proposal for an issuance of $35 million of convertible notes. The terms of this proposal were almost identical to the terms of the September 12, 2005 Newcastle proposal, except that this proposal added a 1.5% fee to Newcastle ($525,000) upon the funding of the convertible notes and a non-refundable payment of $150,000 to Newcastle for reimbursement of its fees and expenses, plus an agreement to pay any additional fees and expenses. This proposal expired on September 19, 2005.
      Five of the Company’s largest vendors, representing more than half of the Company’s merchandise accounts payable, met with representatives of the Company in Chicago on September 20, 2005. These vendors expressed a strong desire for the Company to seek a solution outside of bankruptcy. The vendors cited recent poor experiences they had experienced in other bankruptcy restructurings in the jewelry industry.
      Over the course of September 20 and 21, 2005, Newcastle made further written and oral modifications to its proposal. The final September 21, 2005 proposal from Newcastle contemplated the issuance of up to $45 million of convertible notes and a $30 million bridge loan facility. These notes would have a maturity of three years, bear interest at 15% (5% payable in cash and 10% payable-in-kind through the issuance of additional notes) and be secured by a security interest in the Company’s assets junior to that securing the Company’s credit facility. The first $35 million of the notes were to be issued in connection with the refinancing of the bridge loan and an additional $10 million were issuable at the Company’s option. In conjunction with these $10 million in notes, upon the issuance thereof, the Company was to issue to Newcastle 10-year warrants exercisable at $1.50 per share for 10 million shares of the Common Stock of the Company. In conjunction with the bridge loan, Newcastle would also be issued 10-year warrants for 19.9% of the outstanding Common Stock of the Company, exercisable at $0.01 per share. This proposal had a number of conditions, including (1) the Company’s bank lenders agreeing to extend the term of the credit facility for three years and waive defaults, (2) principal trade vendors agreeing to a payout over time of existing trade payables, (3) key vendors continuing to provide trade credit, (4) reconstitution of the Board of Directors, (5) reimbursement to Newcastle of its reasonable fees and expenses, and (6) stockholder approval. Newcastle was to receive a 2.00% fee for the bridge loan and a 1.00% fee upon funding of the convertible notes. The bridge loan was to mature at the earlier of (i) 120 days from funding or (ii) stockholder approval of the convertible notes. This proposal expired on September 21, 2005.
      During the period between September 15, 2005 and September 21, 2005, Prentice made a series of written proposals and oral modifications thereto addressing issues of concern raised by the Board of Directors and the Special Committee with the Prentice financing. The final September 21, 2005 proposal from Prentice contemplated a term sheet with Prentice (the “Prentice Term Sheet”), which the Company signed on September 21, 2005 providing that Prentice and other participating investors would (A) agree to provide a bridge loan to the Company in the aggregate amount of $30 million (the “Bridge Loan”) and, in connection therewith, would receive warrants to purchase approximately 20% of the Company’s Common Stock (“Series B Warrants”) and (B) purchase $50 million in convertible secured notes, subject to certain conditions including (1) stockholder approval, (2) an agreement with vendors to, among other things, accept payments over time, (3) modification of the Company’s credit agreement consistent with the terms ultimately embodied in a fourth amendment to the senior credit agreement, (4) agreements with landlords as to certain lease termination costs and rent reductions, (5) no material adverse change and (6) execution of definitive agreements. The notes were to have a 3-year term, bear interest at 15% per annum, payable quarterly, payable in cash or shares of Common Stock at the Company’s option. The Prentice Term Sheet contemplated that the notes would be convertible into Common Stock and that Prentice and the other investors would receive 7-year Series B Warrants for Common Stock with an exercise price equal to 110% of the conversion price of the notes. The Prentice Term Sheet provided that Prentice would have the right through the conversion of the notes, shares issued as interest on the notes and through the exercise of the warrants, to acquire 87% of the Common Stock of the Company. The Prentice Term Sheet contemplated that the bridge loan be made and the warrants for 19.9% of the Common Stock of the Company be issued. Both the bridge loan and the convertible notes were to be secured by a security interest in the Company’s assets junior to that held by the banks. The Prentice Term Sheet was nonbinding, except that the Company was required to deal exclusively with Prentice through September 24, 2005 (which was subsequently extended), give Prentice access to certain information and bear Prentice’s expenses.
      On September 21, 2005, the Special Committee met by telephone with management and representatives of Shaw Gussis, FTI and Duff & Phelps to discuss the proposals from Newcastle and Prentice. Duff & Phelps had prepared an analysis of the two offers and their respective impacts on stockholder dilution. Duff & Phelps also provided some analysis of liquidity created by the two proposals. A lengthy and detailed discussion of the two proposals occurred, with a focus on the terms of the proposals, the potential reactions from the vendors and the banks, conditions to closing and the time needed to close. After soliciting and receiving input from management, Shaw Gussis, Duff & Phelps and FTI, the Special Committee determined that the economics of the Prentice offer (including the fact that the Prentice proposal offered $5 million more in financing than the Newcastle offer) were at least somewhat superior to that of Newcastle, the vendors and lenders were both clearly comfortable with Prentice and had not expressed similar support for a transaction with Newcastle, the intense pressure being applied to the Company by the banks to execute a term sheet with some party that day required prompt action, and Prentice appeared to be in a position to move promptly toward closing. The final conclusion of the Special Committee was that it should recommend to the Board of Directors that the Company sign the Prentice Term Sheet.
      On September 21, 2005, the Board convened to discuss the financing proposals submitted by Prentice and Newcastle and voted to authorize and direct management to execute the Prentice Term Sheet at the recommendation of the Special Committee and to consider taking action thereon. Mr. Pully expressed concerns about the unlimited nature of the Prentice expense reimbursement provision, the inclusion of an exclusivity provision, his view that there was greater stockholder dilution under the Prentice proposal than under the Newcastle proposal and the existence of a material adverse change condition, among other things. The Board debated those issues, and solicited and received comments from the various advisors to the Company present on the call. The Board considered the relative economic terms of the two proposals, the existence of intense pressure from the banks to sign a term sheet that day, the apparent comfort of the banks and vendors with the Prentice proposal and the perception that the Prentice deal could be promptly finalized and closed. Counsel reminded the Board that in light of the Company’s current financial condition, the Board should consider the best interests of creditors in addition to the interests of its stockholders. The Board voted to authorize and direct management to execute the term sheet from Prentice, with Mr. Pully abstaining. The Company did execute the Prentice Term Sheet on September 21, 2005.
      On September 22 and 23, 2005, Ms. Baier and Mr. Desjardins, together with representatives of Shaw Gussis and FTI, met with Mr. Duskin and his counsel, representatives of the Company’s five largest trade vendors and their counsel, and representatives of the banks and their counsel in New York to discuss the relationship between the Company and its trade vendors and related issues. By the end of the day on September 23, 2005, the Company, Prentice, the vendor representatives and the banks had reached general agreement on a methodology for the payment of trade debt existing as of that day, terms for the delivery of and payment for goods for the upcoming holiday season and certain modifications to the banks’ loan documents relating to the arrangement with the vendors.
      On September 24, 2005, the Board met, together with members of management, representatives of Sidley Austin LLP, the Company’s outside corporate counsel (“Sidley”), and Shaw Gussis to discuss the draft agreements which had been furnished by Prentice. Mr. Pully furnished a list of written comments, and other comments were made by other directors, management and counsel. Among other things, concerns were expressed about the conditions in the Prentice transaction concerning consents from landlords, the question of whether the 3-year maturity of the notes gave the Company sufficient time to procure more permanent financing, and how any proceeds of any legal actions against Ms. Raff and, potentially certain other persons, should be shared. Concerns also were expressed as to the breadth of the representations and warranties and the material adverse change condition, which were viewed as making the transaction more conditional. Mr. Pully also questioned whether Prentice would have any partners and asked who the partners might be, encouraging people involved in the negotiations to obtain such information. Mr. Pully noted the uncertainty related to the stockholder approval requirement, especially in light of Newcastle’s substantial ownership. He indicated that, based on the information that he had then, he planned to oppose the transaction.
      During negotiations between the Company and its representatives and Prentice and its representatives from September 24 through October 3, 2005, a number of significant changes were agreed upon by Prentice and the Company to the contemplated transaction and related documents. These changes included, among others, the following:

•	The Company was given the right to make two one-year extensions to the maturity of the notes if no event of default or event which, with notice or lapse of time or both would constitute an event of default, existed.

•	The interest rate on the notes was reduced from 15% to 12%, with interest now being paid entirely in Common Stock during the first three years and in cash thereafter and with all of the shares payable as interest to be issued if the notes were to be converted prior to the third anniversary of issuance.

•	The concept of Series B Warrants was eliminated, and the exercise price of the warrants issued in connection with the bridge loan and the conversion price of the notes both were set at $0.75 per share.

•	The condition relating to modifications of arrangements with landlords was eliminated.

•	The representations and warranties were limited somewhat and the material adverse effect condition was modified, so that only an “Extremely Detrimental Effect” would be required for this closing condition to apply.

•	A provision was added providing that proceeds, if any, from proceedings concerning Ms. Raff (net of expenses and the costs of any counterclaims) relating to her employment agreement would be paid 20% to the Company and 80% to a trust or other vehicle for the benefit of the Company’s stockholders immediately prior to the closing date of the purchase of the notes and, potentially, certain creditors of the Company.

•	Provisions were added requiring the Company to maintain its indemnification arrangements with directors and officers and to maintain directors’ and officers’ insurance and committing Prentice to advance funds to the Company to purchase this insurance if necessary.

•	The exclusivity provisions were modified to allow the Company to consider potential superior proposals, if any. Additionally, the parties agreed to eliminate a requirement that the Company hold a stockholders meeting to consider the Prentice transaction even if the Board of Directors were to determine to accept a superior proposal.

•	The aggregate expense reimbursement to Prentice was capped at $750,000.
      During this period, the Company and its representatives negotiated the terms of a fourth amendment to the senior credit agreement with the banks and their representatives. Prentice and other representatives participated in many of these discussions and negotiated the terms of an intercreditor agreement with representatives of the banks as it related to the bridge facility.
      Numerous meetings of the Special Committee and the Board of Directors were held by conference telephone calls from September 21 through October 3 of 2005. A number of these meetings are discussed below.
      On September 25, 2005, the Company’s critical vendors sent a letter in which they stated that: “[T]he critical vendors are not close to reaching any agreement with Newcastle and are not optimistic that any agreement can be reached with Newcastle. There is no reason for the Board of Directors of Whitehall to assume that an agreement can be reached between Newcastle and the critical vendors.” The full text of the letter is set forth in the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005. This September 25 letter from the Company’s critical vendors was delivered to each of the members of the Company’s Board of Directors, including Mr. Pully.
      On or about September 26, 2005, the Company, the banks, certain vendors and Prentice finalized a term sheet (the “Vendor Term Sheet”) that set forth the terms of understanding between such parties. See “Proposal 1 — Vendor Term Sheet” incorporated herein by reference from the Proxy Statement.
      On September 26, a broader group of vendors met in New York to discuss the Vendor Term Sheet. At this meeting, the vendors also heard a separate presentation from Mr. Jonathan Duskin of Prentice. After this meeting, a number of additional vendors executed the Vendor Term Sheet.
      On September 26, 2005, meetings of the Special Committee and the Board of Directors were held to consider the request from Prentice for an extension of the exclusivity period as well as the status of negotiations with Prentice, the banks and the vendors. Management, as well as representatives of Sidley, Shaw Gussis, FTI Consulting and McDermott Will & Emery (which had been retained to serve as special counsel to the Board and the Special Committee, “McDermott”), were present at these meetings. The representative from Shaw Gussis reported on the strong support by the vendors for a transaction with Prentice as well as the views expressed by an agent for the banks that the extension should be granted. The Special Committee unanimously recommended to the Board that exclusivity be extended through September 29, 2005. The Board of Directors approved this extension with all members supporting the extension, except for Mr. Pully who abstained. Mr. Pully continued to express concern about the uncertainties he saw with respect to the Prentice transaction. Mr. Pully also objected to the extensions that were being proposed for the exclusivity period with Prentice. Mr. Pully noted that the Company was paying Prentice’s expenses with no obligation on Prentice’s part to move forward. Mr. Pully pointed out to the board that he did not believe that exclusivity was appropriate and that the exclusivity provisions may have a chilling effect on other offers.
      On September 27, 2005, Newcastle submitted a revised proposal with a stated expiration date of September 30, 2005. The revised proposal increased the contemplated convertible note issuance from the September 21, 2005 proposal to $50 million. Reflecting the increased financing, the ultimate percentage ownership which the investors would acquire by full exercise of conversion and warrant rights was increased to approximately 87%. This nonbinding offer was not extended past its stated expiration date.
      On September 28, 2005, the Special Committee met with members of management, as well as representatives of FTI, Sidley, Shaw Gussis and McDermott present. The Special Committee discussed the selection of a financial advisor to opine on the fairness of the Prentice proposal. In addition, the representative from Shaw Gussis reviewed the provisions of the Vendor Term Sheet, noting his view that concessions made by the vendors and the high percentage of vendor participation was impressive. Mr. Levy and counsel reviewed the status of the negotiations with Prentice. The Special Committee unanimously recommended the approval of the Vendor Term Sheet to the Board of Directors.
      The Board of Directors then met with members of management and FTI, Sidley, Shaw Gussis and McDermott who had attended the Special Committee meeting present. At this meeting, the Board authorized the execution of the Vendor Term Sheet with all members voting in favor other than Mr. Pully, who abstained.
      On September 29, 2005, the Board of Directors met with members of management and representatives of Sidley, Shaw Gussis and FTI present. The Board raised the request from Prentice to extend exclusivity further. Mr. Levy reported on conversations the Company had with representatives of the banks about their concern that an extension be given and their statement that they would not provide additional loans to the Company if a transaction were not entered into on or before October 3, 2005. The Board approved an extension of exclusivity through October 3, 2005 with all directors voting in favor, other than Mr. Pully, who abstained. The selection of a financial advisor to provide a fairness opinion was discussed, including proposals from several firms. The meeting was adjourned and reconvened later in the day. The Board of Directors then authorized the retention of Duff & Phelps, with all directors in favor, other than Mr. Pully, who abstained.
      The Special Committee met later in the day with management and representatives of Sidley, Shaw Gussis and McDermott and FTI Consulting present, and discussed the relative merits of the Prentice Term Sheet and the revised proposal from Newcastle received on September 27, 2005.
      On September 30, 2005, Mr. Levy, Mr. Desjardins, representatives of Shaw Gussis, Sidley and FTI participated in day long meetings in New York with representatives of the Company’s banks, Prentice and their counsel and advisors. During those meetings the Company, Prentice and the banks negotiated the terms of the loan agreements and other agreements with Prentice.
      On October 2, 2005, a meeting of the Board of Directors was held in which directors, management and representatives of Sidley, Shaw Gussis, McDermott, Duff & Phelps and FTI were present. Counsel, management and Mr. Levy reviewed the status of the negotiations with Prentice and Mr. Desjardins led a discussion regarding the preparation of the revised projections. Counsel reviewed the contemplated terms of the Bridge Loan Agreement (as defined below), Vendor Term Sheet, Prentice Agreement, Notes (as defined below), Warrants (as defined below) and Registration Rights Agreement (as defined below). The potential interests of certain officers in a transaction (see “Interests of Certain Persons in the Financing” incorporated herein by reference to the Proxy Statement) were noted.
      The Board of Directors met on the morning of October 3 with management and representatives of Sidley, Shaw Gussis, McDermott and Duff & Phelps present. Counsel reviewed the contemplated text of the resolutions that were expected to be presented for consideration later in the day. At this meeting, Mr. Pully continued to express concerns about the Prentice proposal. The meeting was adjourned until later in the day.
      Later that morning Mr. Pully distributed a comparison he had prepared of the Prentice and Newcastle proposals in which he argued that the Newcastle offer was superior.
      The Special Committee met around noon on October 3, 2005 with management and representatives of Sidley, Shaw Gussis, McDermott, FTI and Duff & Phelps present. Mr. Duskin joined the call and gave a presentation on why Prentice was interested in the Company, stating that he believed that the Company had tremendous brand equity but had suffered from various exogenous factors, including the Capital Factors litigation and the death of Mr. Patinkin. He stated that the Company should close some stores and dispose of some inventory, noting that 75 stores were generating substantial losses. Mr. Duskin noted that several companies in the retail jewelry industry had found it necessary to engage in restructurings and that he thought the consolidation of the industry presented opportunities. He also discussed the experience that Prentice and its principals had in similar transactions in the retail industry. Mr. Duskin left the call. The Special Committee then adjourned to give Duff & Phelps additional time to evaluate the electronic communication received from Mr. Pully in which Mr. Pully argued that the Newcastle proposal was superior.
      The Special Committee reconvened with management and legal and financial advisors at approximately 1:30 p.m. on October 3, 2005. Representatives of Duff & Phelps verbally presented their views of the fairness of the Prentice proposal. They reviewed the various analyses described in the Proxy Statement under “Fairness Opinion” and opined that, as of the date of their opinion, the terms of the Prentice proposal were fair to the stockholders of Whitehall from a financial point of view. Following the oral presentation of the fairness opinion, Duff & Phelps responded to questions from members of the Special Committee. In response to specific questions, Duff & Phelps discussed their review of the electronic communication, received earlier that morning, from Mr. Pully. Duff & Phelps noted that their review was limited by the substance and accuracy of such electronic communication, both on a stand-alone basis and in comparison to the substantially greater documentation available, and previously reviewed by Duff & Phelps, for the Prentice proposal. Further, Duff & Phelps expressed its view that it would be well within the discretion of the Special Committee, when comparing the Prentice proposal and the proposed financing from Newcastle, as outlined in Mr. Pully’s electronic communication and Newcastle’s previous proposal letter, to consider certain business factors, including the status of the negotiations with vendors and banks and Prentice’s experience in the retail industry, that would be outside of the strict scope of the fairness opinion. Duff & Phelps also expressed the view that, given the economic similarities, taken as a whole, between the Prentice proposal and the proposed financing from Newcastle, the Special Committee could consider such other business factors. Duff & Phelps concluded its remarks regarding the electronic communication from Mr. Pully by stating that their opinion regarding the Prentice proposal was unchanged. Mr. Desjardins and representatives from Shaw Gussis and FTI Consulting discussed the negotiations with the vendors and the banks and noted that (1) the Vendor Term Sheet contemplated a transaction with Prentice, (2) the vendors had expressed strong support for a transaction with Prentice and (3) counsel for a number of critical vendors had stated in a letter dated September 25, 2005 to the Company that these critical vendors were not close to reaching any agreement with Newcastle and were not optimistic that any agreement could be reached with Newcastle. Mr. Desjardins and representatives from Shaw Gussis and FTI Consulting also noted that the banks and trade creditors had indicated that they had a high level of comfort with Prentice as a financial partner for the Company and that the banks were extremely concerned that a transaction be entered into immediately. It also was disclosed that Mr. Duskin had approached Mr. Levy the day before about the possibility of Mr. Levy serving as the interim CEO and that Mr. Levy had declined to discuss that possibility at that time. The Special Committee then unanimously recommended approval of the Prentice transaction to the Board of Directors.
      Later on October 3, 2005, the Board of Directors then convened with management and representatives of Sidley, Shaw Gussis, McDermott, Duff & Phelps and FTI Consulting present. The recommendation of the Special Committee was discussed. Mr. Levy noted on behalf of the Special Committee that (1) the economic disparities between the two proposals were not significant, (2) the Prentice proposal had the overwhelming support of vendors, (3) the bank group was sending a clear message that a deal should be done now and (4) the Prentice deal could be closed faster. Mr. Levy also noted that the vendors and the banks had not expressed similar support for a transaction with Newcastle.
      Mr. Levy noted that the percentage of the equity of the Company to be retained by the public stockholders, assuming full exercise by the new investors of all conversion rights and warrants, would be the same (i.e., 13%) under both proposals. Mr. Levy also noted that the Prentice proposal (1) did not require any payment of cash interest for three years whereas the Newcastle proposal required the payment of cash interest and the issuance of additional notes, increasing the Company’s debt, (2) allowed the Company to extend the maturity of the notes for up to two additional years and (3) had a lower interest rate than the notes in the Newcastle proposal.
      It was noted that the Newcastle proposal contemplated a combination of cash and additional notes to be paid as interest. Mr. Pully argued that the Newcastle proposal was superior in that the aggregate amount of cash consideration to the Company from a full exercise of warrants and conversion of notes was higher in the Newcastle proposal. Other directors noted that these differences were not significant since the new investors (with an eventual 87% ownership of the Company if all notes and warrants were exercised) would indirectly retain an 87% interest in those amounts paid.
      Mr. Duskin joined the call and made a presentation similar to the one he gave to the Special Committee. He then left the meeting.
      Representatives of Duff & Phelps verbally presented their views of the fairness of the Prentice proposal. They reviewed the various analyses described in the Proxy Statement under “Fairness Opinion” and opined that, as of the date of their opinion, the terms of the Prentice proposal were fair to the stockholders of Whitehall from a financial point of view. Duff & Phelps, at the request of the Special Committee, rendered its written opinion, dated as of October 3, 2005, to both the Special Committee and the Board of Directors.
      The approach by Mr. Duskin to Mr. Levy on the previous day to potentially serve as interim chief executive officer also was disclosed. Mr. Pully expressed surprise.
      The Board next considered the resolutions authorizing the Prentice transaction and related matters and the fourth amendment to the senior credit agreement. Mr. Pully expressed his opposition to the resolutions. Thereupon, the resolutions were approved with all directors voting in favor, other than Mr. Pully, who voted against them. The Prentice Agreement (which provided for the issuance of the Company’s Secured Convertible Notes to the Investors (the “Notes”), the Bridge Term Loan Credit Agreement (the “Bridge

Loan Agreement”) between the Company and certain of the Investors (together with any other lenders under such agreement from time to time, the “Lenders”), the warrants issued by the Company in connection with the Bridge Loan Agreement (the “Warrants”), the registration rights agreement between the Company and the Investors (the “Registration Rights Agreement”), the Waiver, Consent and Fourth Amendment to the Senior Credit Agreement and the Vendor Term Sheet were executed and delivered by the various parties that night.
      On October 26, 2005, the Special Committee received another proposal from Newcastle. The proposal, which was subject to a number of conditions and the completion of definitive documentation, expressed Newcastle’s willingness to offer $1.10 per share in cash to acquire all the equity of the Company by merger or otherwise and cash out warrants and in-the-money options based on that price. Under the proposal, Newcastle also would pay off the bridge loan entered into by the Company in connection with the Prentice financing. Newcastle indicated that it expected to obtain a commitment to either replace the Company’s Senior Credit Agreement or obtain consents from the Company’s senior lenders. A copy of this letter is set forth in an amendment to Newcastle’s Schedule 13D which was filed with the SEC on October 27, 2005.
      On October 27, 2005, the Special Committee responded to this Newcastle proposal by indicating that, on the advice of its financial advisors and counsel, the Board had determined that it could not conclude, from the information provided on the Newcastle proposal, that such proposal is reasonably likely to result in a “Superior Proposal” within the meaning of the Prentice Agreement.
      On November 14, 2005, the Company filed a preliminary proxy statement with the SEC relating to the Company’s solicitation of proxies for use at a special meeting of stockholders to be held no later than January 31, 2006. At the special meeting, stockholders were to act upon (i) approval of the issuance of shares of the Company’s Common Stock pursuant to the terms of the Notes, (ii) approval of an amendment to the Company’s certificate of incorporation providing a 1-for-2 reverse stock split of the Company’s capital stock and (iii) election of persons designated by Prentice to the Company’s Board of Directors.
      On November 29, 2006, Mr. Pully effectively resigned from the Board of Directors.
      On November 29, 2005, Newcastle issued a press release and filed with the SEC a Schedule TO announcing its intention to commence a tender offer (as amended from time to time, the “Newcastle Offer”) to acquire, through JWL Acquisition Corp., a wholly owned subsidiary of Newcastle, all outstanding shares of Common Stock of the Company.
      On November 29, 2005, Newcastle filed with the SEC a preliminary proxy statement relating to Newcastle’s solicitation of proxies in opposition to the proposals set forth in the Proxy Statement.
      On November 30, 2005, the Company received a letter, dated November 29, 2005, from Mr. Pully, announcing his resignation from the Company’s Board of Directors, which purported to be effective as of November 29, 2005. Under the federal securities laws and Item 5.02(a) of Form 8-K, the Company was obligated to publish Mr. Pully’s resignation letter in its entirety, which it did in a Form 8-K filed with the SEC on December 6, 2005. In his letter, Mr. Pully stated that he was resigning from the Board of Directors based upon, among other things, his assertion that the Board of Directors had not acted in the best interests of the Company or its stockholders. These assertions generally related to the Company’s decision to enter into the Prentice financing and the related process. The Board of Directors strongly disagrees with Mr. Pully’s allegations and characterizations. Among other things, the Board of Directors believes that it has acted, and is continuing to act, in the best interests of the Company and its constituents. The Company’s specific responses to certain of Mr. Pully’s allegations are set forth in the Proxy Statement.
      On December 5, 2005, Newcastle filed with the SEC a Schedule TO, a Schedule 14A and a Schedule 13D/ A announcing that JWL Acquisition Corp. had commenced the Newcastle Offer. The Newcastle Offer was subject to numerous material substantive conditions, as more fully discussed in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Newcastle Offer that it filed with the SEC on December 16, 2005.

      On December 5 and 6, 2005, Prentice and Holtzman exercised the Warrants to purchase 2,792,462 shares of the Company’s Common Stock at $0.75 per share. The Company received proceeds from the respective exercises in the aggregate of approximately $2,094,000 and the shares of the Common Stock were issued to Prentice and Holtzman.
      On December 6, 2005, the Company delivered a letter to Newcastle, advising that the Board was considering the Newcastle Offer and requesting information necessary for the Board to understand Newcastle’s conditions to the offer and to evaluate the offer. The full text of the letter is set forth in the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005.
      On December 7, 2005, the Company issued a “stop, look and listen” announcement, indicating that its Board of Directors and management were reviewing the financial and other terms of the Newcastle Offer. A copy of this announcement was filed as an exhibit to the Company’s Form 8-K dated December 7, 2005.
      On December 8, 2005, the Board met to set the record date and meeting date for the special meeting of stockholders to consider proposals relating to the Prentice financing. The record date was set for December 9, 2005 and the meeting date was set for January 19, 2006.
      On the evening of December 9, 2005, Newcastle responded by letter to the Company’s letter of December 6, 2005. The full text of the letter is set forth in the Company’s Schedule 14D-9 with the SEC on December 16, 2005.
      On December 13, 2005, Newcastle filed with the SEC a definitive Proxy Statement on a Schedule 14A soliciting proxies against certain of the Company’s proposals in connection with the Prentice financing and for the election of an alternative slate of director nominees for the Board. Newcastle indicated that its slate of directors would, if elected to the Board, take all action necessary to consummate the Newcastle Offer. Newcastle’s proposed slate of directors consisted of Messrs. Pully and Schwartz and four other Newcastle employees.
      On December 13, 2005, the Board, along with the Company’s management and financial and legal advisors, held a telephonic meeting to review the Newcastle Offer. The Board reviewed Newcastle’s December 9, 2005 letter in response to the Company’s questions about the Newcastle Offer and its conditions, and noted the lack of specificity in Newcastle’s responses. Nonetheless, the Board determined to engage in negotiations with Newcastle about the terms and conditions of the Newcastle Offer and provide information about the Company to Newcastle as permitted by the Prentice Agreement. The Board of Directors recognized the uncertainties relating to the Newcastle Offer but determined to engage in focused discussions with Newcastle designed to determine, among other things, the feasibility of Newcastle satisfying the material substantive conditions to the Newcastle Offer. The Board determined that it was in the best interests of stockholders and the Company to attempt again to obtain such information from Newcastle, as the Board previously had requested similar information in its December 7, 2005 letter to Newcastle but had not received any specific information from Newcastle.
      Following the meeting, representatives of Whitehall contacted representatives of Prentice to advise Prentice of the Board’s determinations in accordance with the terms of the Prentice Agreement. On December 14, 2005, the Company delivered to Prentice a letter confirming the conversation.
      Also at the December 13, 2005 meeting, the Board determined to postpone until December 27, 2005 the “Distribution Date” (as such term is defined in the Rights Agreement) with respect, and only with respect to, the pending Newcastle Offer. The Board took this action to facilitate the focused discussions with Newcastle that it had determined to pursue. On December 14, 2005, the Company filed a Form 8-K with the SEC, among other things, in respect of the postponement of the Distribution Date.
      On December 14, 2005 the Company notified Prentice that it intended to enter into negotiations with Newcastle and would need to furnish, as appropriate or necessary, to Newcastle non-public information in connection therewith.
      During this same period, the Company entered into an agreement with a vendor to sell approximately $3 million in inventory under terms and conditions that the Company found favorable. This transaction was conditioned by the vendor on (i) the rejection of the Newcastle Offer by the Board and the Company’s stockholders and (ii) the consummation of the transactions with Prentice. In addition, the Company’s management had been notified by representatives of certain of the Company’s landlords that the discussions about terms relating to lease terminations for the 77 stores being closed by the Company were contingent upon Prentice becoming the majority owner of the Company.
      On December 16, 2005, the Company filed with the SEC a Schedule 14D-9 in response to the Schedule TO filed by Newcastle on December 5, 2005. The Board unanimously recommended that the Company stockholders reject the Newcastle Offer and not tender their Shares to Newcastle. The Board unanimously reaffirmed its recommendation of the transactions contemplated by the Prentice Agreement. As disclosed in the Schedule 14D-9, the Board’s recommendation was based upon the fact that the Company was in, and had for some time been in, a serious financial situation and unless the Company secured financing there was substantial doubt as to whether the Company would have sufficient capital to continue to operate its business as currently conducted. It was the Board’s view that Newcastle had not addressed these critical issues. The Board noted that Newcastle previously had made highly conditional proposals that did not come to fruition, and that the Newcastle Offer contained a number of significant conditions. At the time, the Board had not received any information from Newcastle to be able to determine whether the material substantive conditions to the Newcastle Offer were capable of being satisfied. Therefore, after consideration by the Board of Directors, including review of the Newcastle Offer with the Company’s management and financial and legal advisors, the Board unanimously recommended that the Company stockholders reject the Newcastle Offer.
      Also on December 16, 2005, the Company delivered a letter to Newcastle, requesting Newcastle to execute a confidentiality agreement pursuant to the Section 4(u)(ii) of the Prentice Agreement. Under this section of the Prentice Agreement, in the event of a Competing Transaction, such as the Newcastle Offer, non-public information could be provided to the third party under certain conditions. One of the conditions was that the other party had executed a confidentiality agreement “containing customary limitations on the use and disclosure of all non-public information furnished to such third party on its behalf, the terms of which are at least as restrictive on the third party as the terms contained” in the confidentiality agreement with Prentice.
      Also in the December 16, 2005 letter to Newcastle, the Company requested disclosure of information regarding potential financing with respect to the Newcastle Offer and other matters. Representatives of the Company also contacted representatives of Newcastle by telephone to make such requests. The full text of the letter is set forth in the Proxy Statement.
      On December 20, 2005, Newcastle responded by letter to the Company’s letter of December 16, 2005, stating that Newcastle was ready to meet with the Company and the Board to address any legitimate concerns regarding its offer. The full text of the letter is set forth in the Proxy Statement.
      On December 22, 2005, LaSalle, the Company’s lead senior lender, told the Company that it had been approached by Newcastle regarding its tender offer and that it had told Newcastle that “it is not interested in extending its lending relationship with the Company if Newcastle were the principal owner.” The lender stated that it had “serious doubts about Newcastle’s ability or willingness to consummate the tender, particularly in light of the lender’s understanding that key agreements with the Company’s vendors and landlords were contingent on Prentice providing financing to the Company as well as the absence of any evidence of Newcastle’s plan to provide sufficient working capital necessary to fund the Company until a possible merger could be consummated and beyond.” The lender also stated that it “generally lacks comfort with Newcastle’s track record with respect to Whitehall, given that Newcastle had previously failed to follow through on prior proposals to finance the Company through a rights offering or infusing capital during its prior liquidity crisis.”
      Also on December 22, 2005, the parties’ legal advisors by telephone conference had a more specific discussion about the need for Newcastle to sign a confidentiality agreement, as well as possible modifications to the terms thereof to accommodate Newcastle’s continuing demands.
      After the close of business on Saturday, December 24, 2005, Newcastle sent an email to the Company indicating that it was delivering an executed copy of an acceptable form of the confidentiality agreement that was originally delivered to it on December 16, 2005. (Pursuant to the terms of the Prentice Agreement, the confidentiality agreement was a condition to the Company discussing non-public information with Newcastle. Newcastle had requested such non-public information in its December 16, 2005 letter to the Board, which it maintained it required in order to provide the Board with a copy of its financing proposal or evidence of its ability to satisfy its refinancing conditions.) On December 27, 2005, representatives of the Company received the confidentiality agreement signed by Newcastle and the Company executed it on that day.
      On December 27, 2005, the Company filed its definitive Proxy Statement with the SEC as contemplated by the Prentice Agreement, requesting that stockholders: (i) approve the issuance of shares of Common Stock pursuant to the terms of the Company’s Notes; (ii) approve an amendment to the Company’s certificate of incorporation to effect a 1-for-2 reverse stock split of the Company’s capital stock; (iii) elect two Class I directors, two Class II directors, and one Class III director; and (iv) transact any other business, if any, as may properly come before the special meeting or any adjournments thereof. Also on December 27, 2005, the Board postponed until January 3, 2006 the “Distribution Date” (as such term is defined in the Rights Agreement) with respect to, and only with respect to, the pending Newcastle Offer. On December 28, 2005, the Company filed a Form 8-K with the SEC in respect of the postponement of the Distribution Date.
      On December 28, 2005, representatives of the Company and its legal advisors met with Newcastle by conference call regarding the Newcastle Offer. Newcastle responded to certain of the Company’s questions set forth in its December 16, 2005 letter about Newcastle’s ability to finance the required refinancing and otherwise consummate the transaction, but Newcastle did not provide any written confirmation of that information. Nonetheless, based upon Newcastle’s responses, the Company determined that certain non-public information would be provided, as Newcastle had requested, in order to facilitate Newcastle’s financing efforts. Thereafter, voluminous non-public financial and other information was provided to Newcastle when requested.
      On December 29, 2005, the Company informed Prentice and its affiliates that, in accordance with its December 14, 2005 notice, it was beginning to furnish financial information to Newcastle to facilitate Newcastle’s interest in acquiring the Company.
      On December 30, 2005, representatives of the Company and its legal advisors held another conference call with Newcastle to discuss the Newcastle Offer. The Company representatives reiterated that, due to the timing constraints presented under the terms of the Prentice Agreement, the Bridge Loan and the Company’s Senior Credit Agreement, as well as the positions of the Company’s lenders and vendors, it was imperative to receive the required information as soon as practicable to determine the likelihood that the Newcastle Offer would be consummated. The Company representatives requested that Newcastle deliver a written firm commitment letter for the refinancing, as described previously. The Company representatives again noted that Newcastle would have to have the funds available to assume or replace the Bridge Loan. The parties discussed that such documentation and financing would have to be placed in escrow before the Board of Directors could determine that the transaction constituted a “Superior Proposal” under the Prentice Agreement and, therefore, provide notice to Prentice that it had received a “Superior Proposal.” The parties also discussed the conditionality of the Newcastle Offer, particularly when compared to the relatively limited conditions under the Prentice Agreement, and the need for Newcastle to agree to acquire all of the Shares. Newcastle and its representatives agreed to prepare and provide the Company with drafts of a merger agreement, bridge loan and other relevant documentation. Company representatives stated that Newcastle had until January 4, 2006 to respond to the concerns of the Company. Significant additional non-public information was provided to Newcastle when requested.
      On or about December 30, 2005, the terms of the Vendor Term Sheet that were subject to and conditioned upon the execution of definitive documentation among the parties, were further detailed and incorporated into a trade vendor extension agreement, which the Company distributed to suppliers holding trade debt for execution (not less than 90% of the Company’s trade debt was required to execute the trade vendor extension agreement, in order for such agreement to become effective and supersede the Vendor Term Sheet).

      On January 3, 2006, the Board of Directors postponed the “Distribution Date” (as such term defined in the Rights Agreement) until (i) the Close of Business (as such term defined in the Rights Agreement) on the date that is one business day prior to any publicly announced expiration date of the Newcastle Offer or (ii) such other time as the Board, or any duly authorized committee thereof, shall designate. On January 5, 2006, the Company filed a Form 8-K with the SEC in respect of the postponement of the Distribution Date.
      On the morning of January 4, 2006, Newcastle issued a press release announcing its intention to amend the terms of its original tender offer. Late on January 4, 2006, Newcastle filed an amendment to the Newcastle Schedule TO, detailing the modifications to the Newcastle Offer as initially disclosed in its press release. Neither of these documents provided the assurances requested by the Company during its prior discussions with Newcastle, including any specific details about, or firm commitments for, its financing of the Newcastle Offer.
      Late in the afternoon on January 4, 2006, Newcastle provided Company representatives with a copy of an unsigned proposal letter from a lender, which Newcastle assured the Company would be approved and signed by the lender the next day. The proposal letter related to a $140 million credit facility, which financing was subject to approval; financial and other due diligence; structuring and negotiation of definitive terms and documents; approval of the lender’s credit committee; no material adverse change; and Newcastle providing a minimum of $55 million in equity to fund the acquisition, plus additional equity or junior capital to provide a minimum of $35 million in availability at closing.
      On January 5, 2006, Newcastle filed a complaint (the “Complaint”) with the United States District Court for the Southern District of New York (the “Court”) against the Company, Prentice and Holtzman, as disclosed in Newcastle’s Amendment No. 5 to its Schedule TO. In general, the Complaint alleged that the Company, Prentice and Holtzman had engaged in a series of violations of the federal securities laws, including violations of tender offer rules and regulations. With respect to the Company specifically, the original Complaint alleged that the Company had (i) violated Delaware corporate law by favoring Prentice and Holtzman for the refinancing of the credit debt, (ii) falsified the proxy for asserting that a majority vote is sufficient to approve the reverse stock split and (iii) violated the federal proxy laws by failing to disclose the alleged activities of Prentice and Holtzman. Newcastle sought declaratory and injunctive relief. The Company has been vigorously defending the litigation. The Complaint was amended on January 31, 2006, as described below.
      That evening the Board met to consider its recommendation with respect to the revised Newcastle Offer.
      On the morning of January 6, 2006, Newcastle sent the Company’s representatives a letter it had delivered to the Court requesting that the Court allow expedited discovery.
      On January 6, 2006, the Board of Directors and its legal and financial advisors met by teleconference to consider its recommendation with respect to the Newcastle Offer. Shortly before that meeting, Newcastle’s legal advisor emailed to the Company’s legal advisors a draft of a proposed merger agreement. Later that day, Newcastle delivered a draft of a credit agreement.
      In the Company’s Schedule 14D-9/A filed with the SEC on January 6, 2006, the Company’s Board of Directors recommended that the Company’s stockholders reject the Newcastle Offer in its then-current form and not tender their shares in the Newcastle Offer. The Company also reaffirmed its recommendation of the Prentice transaction. Subsequently, the Company announced on January 9, 2006 that it had learned of the unwillingness of Newcastle’s proposed lender to replace the Company’s Senior Credit Agreement, thereby adding to the Board’s view that Newcastle was not capable of closing its proposed transaction. The full text of this press release is set forth in the Company’s Form 8-K filed with the SEC on January 10, 2006.
      In a January 9, 2006, letter to Newcastle, the Company highlighted a number of issues raised by the Newcastle Offer: (1) Newcastle’s condition that the senior credit facility be refinanced; (2) Newcastle’s failure to provide information about funding for the refinancing of the $30 million Bridge Loan; (3) Newcastle’s failure to detail its plans with respect to the vendors and with respect to required working capital; and (4) Newcastle’s failure to commit to an escrow during the ten business day “match” period under the exclusivity provisions of the Prentice Agreement. The full text of the letter is set forth in the Company’s Schedule 14D-9/A filed with the SEC on January 9, 2006.
      In response to the Company’s objections, on January 10, 2006, Newcastle publicly announced that it had removed its financing contingency from the Newcastle Offer and was willing to do a “cash on hand” offer. The full text of the press release is set forth in Newcastle’s Schedule TO/ A filed with the SEC on January 13, 2006.
      The Board responded to Newcastle with a January 11, 2006 letter that again requested evidence of Newcastle’s financial wherewithal, as well as a reduction of conditions that could cast any doubt on the transaction’s ability to timely close. The full text of the letter is set forth in the Company’s Form 8-K filed with the SEC with the SEC on January 11, 2006.
      On January 13, 2006, Newcastle sent a letter reasserting its willingness and ability to negotiate a merger and loan agreement. Later the same day, it sent the Company a draft merger agreement.
      On January 15, 2006, the Board, along with the Company’s advisors, held a telephonic meeting to review the status of the Newcastle proposal and its options with respect to the upcoming stockholders meeting. That same day, the Company’s legal counsel provided Newcastle with a mark-up to the draft merger agreement sent by Newcastle on January 13, 2006. At that time, a number of substantive documents relating to the financing had not been delivered by Newcastle and the Company did not have a binding commitment from Newcastle with respect to its financing proposal.
      On January 17, 2006, the Company furnished to Newcastle additional non-public financial information. The Company also provided copies of this information to Prentice. On or around January 17, 2006, Prentice advised the Company that it was interested in discussing the possibility of making a tender offer at an unspecified price in conjunction with the existing Prentice transaction. The Board and its advisors held a telephonic meeting on January 17, 2006 and discussed the status of the Company’s discussions with Newcastle and Prentice. The Board determined that the stockholder meeting scheduled for January 19, 2006 should be delayed to allow time for (i) Prentice to make a bid, (ii) the Company to continue negotiations with Newcastle and (iii) the stockholders to have sufficient time before the stockholder vote to become informed of the Board’s decision regarding either a revised Prentice transaction or the Newcastle proposal. On or about January 17, 2006, Prentice discontinued the discussions referred to above regarding such possible modifications to the existing Prentice transaction. Subsequently, the Company consulted with Newcastle and Prentice regarding delaying the special meeting, and both Newcastle and Prentice did not object. On January 17, 2006, the Company entered into agreements with each of Prentice and Newcastle to postpone the stockholder meeting until January 25, 2006.
      The Board and its legal and financial advisors again met telephonically on January 18, 2006 to discuss the Company’s position with the banks, which had imposed a $5 million discretionary reserve on the Company effective on January 18, 2006. The discretionary reserve had the effect of reducing borrowing availability under the Senior Credit Agreement. That same day, the Company publicly announced that the January 19, 2006 special meeting would be postponed until January 25, 2006. The full text of the press release is set forth in the Company’s Form 8-K filed with the SEC on January 18, 2006.
      The Board and its legal and financial advisors again met telephonically on January 19, 2006. Management of the Company reported on discussions with the banks, which had expressed concern that the proposals and other matters to be presented at the stockholder meeting in connection with the Prentice transaction would be defeated and that the Company would be forced into bankruptcy. In addition, on January 19, 2006, the banks notified the Company that they were imposing a second $5 million discretionary reserve effective on January 24, 2006, which would have the effect of further reducing borrowing availability under the Senior Credit Agreement. At the meeting, the Company’s legal counsel outlined the options facing the Company. After considering the Company’s options and its concerns regarding Newcastle’s ability to close the transaction, the Board confirmed its support of the Prentice transaction in the face of the possibility of an immediate bankruptcy filing after the stockholder meeting.
      On January 20, 2006 the Company issued a press release disclosing the reserves imposed by the banks. The press release indicated that, if the Company’s proposals to consummate the Prentice transaction were not approved at the January 25 stockholders meeting, it was highly likely that the Company would be forced to file a bankruptcy petition, which could substantially reduce or eliminate value to stockholders. The press release also highlighted a number of significant remaining issues relating to the Newcastle proposal. The full text of the press release is set forth in the Company’s Form 8-K filed with the SEC on January 20, 2006.
      On January 20, 2006, Newcastle issued a press release announcing its willingness to proceed with negotiations. The full text of the press release is set forth in Newcastle’s Schedule TO/A filed with the SEC on January 20, 2006. The Board and its legal and financial advisors met telephonically later that day. At the Board meeting, the Company was informed by its legal counsel that it expected drafts of a new Newcastle proposal and accompanying agreements later that day. The Company received draft documents relating to a Newcastle proposal, and throughout the weekend representatives of Newcastle and the Company discussed the possible terms of a proposed merger agreement, credit agreement and segregated account agreement.
      From January 21 to January 23, 2006 the Board and its legal and financial advisors met telephonically a number of times to discuss the status of negotiations with Newcastle. On January 23, 2006, the Board was advised by Duff & Phelps that the Newcastle transaction would constitute a “Superior Proposal,” which was defined under the Prentice Agreement as a transaction that was both more favorable than the original Prentice financing transaction from a financial point of view to the Company, its stockholders and creditors, taken as a whole, and also reasonably capable of being consummated. The parties continued to negotiate key terms of Newcastle’s proposal and the disclosure schedules during this period.
      On January 24, 2006, Newcastle delivered to the Company an irrevocable offer to acquire the Company at $1.50 per share, together with a merger agreement, credit agreement and segregated account agreement, each fully executed and delivered by Newcastle. This binding proposal from Newcastle included the terms of the Newcastle Offer and merger for the acquisition, and related binding agreements pursuant to which Newcastle funded and was obligated to hold separate approximately $150 million required in connection with the proposed acquisition, the pay-off of the Company’s senior credit facility, the refinancing of the Bridge Loan under the Bridge Loan Agreement and the payment of certain fees and penalties. Newcastle’s binding proposal was conditioned on delivery by the Company of final, updated disclosure schedules, such that the binding proposal could be revoked only if changes to the disclosure schedules amounted to a material adverse change or if specific disclosure schedules with respect to liabilities, litigation and indebtedness were not true and correct in all material respects as of January 24, 2006.
      At a telephonic meeting held on January 24, 2006, the Board unanimously determined after consultation with the Company’s financial and legal advisors in accordance with the Prentice Agreement that the Newcastle transaction constituted a “Superior Proposal”. Based upon this determination, the Board withdrew its previous support and recommendation of the Prentice transaction. Under the Prentice Agreement, Prentice had the opportunity for ten business days to counter-offer with a revised proposal. The Board also decided to postpone the special meeting of the stockholders from January 25, 2006 until February 6, 2006.
      Later that day, the Company issued a press release announcing that the Company had received a binding proposal from Newcastle to acquire the Company’s capital stock for $1.50 per share in cash and that the Board of Directors had determined that the Newcastle proposal constituted a “Superior Proposal”. The Company also announced the postponement of the stockholders meeting. That same day the Company also delivered to Prentice the Newcastle documents as required by the Prentice Agreement.
      On January 25, 2006, the Company and Newcastle entered into another agreement with respect to the postponement the special meeting of the stockholders in accordance with the terms of Newcastle’s binding proposal.
      During the following days, both Newcastle and Prentice were provided additional non-public information concerning the Company’s finances. On January 27, 2006, the Company provided Newcastle with an updated disclosure schedule, as contemplated under Newcastle’s binding proposal.
      On January 27, 2006, Prentice provided to the Company a draft term sheet for discussion purposes, proposing an amendment to the Prentice Agreement pursuant to which it would conduct a tender offer for any and all shares at $1.60 per share and the Company would issue convertible notes that would, upon conversion, result in the issuance of Shares such that Prentice and Holtzman would beneficially own 87% of the Shares upon conversion. The proposal did not include a second step merger. The Board discussed this proposal, and Duff & Phelps expressed the view that the Newcastle proposal would still constitute a “Superior Proposal” under the Prentice Agreement relative to this revised Prentice proposal.
      After the Company informed Prentice that the Board of Directors still considered the Newcastle binding proposal to be a “Superior Proposal”, on January 28, 2006, legal counsel for Prentice provided the Company with a draft merger agreement and a draft amended and restated term loan credit agreement. These drafts were based on the agreements included in Newcastle’s binding proposal, and contemplated the acquisition of all Shares by means of a tender offer and a second-step merger. However, the Prentice proposal had certain provisions that differed from the Newcastle binding proposal, including different break-up fee and exclusivity provisions.
      The Board of Directors and its legal and financial advisors met telephonically on January 30, 2006 to discuss the draft documents from Prentice, and the different terms that Prentice requested in connection with its proposal. The Board resisted Prentice’s proposal for greater break-up fees and continued negotiations with Prentice concerning this provision and other key terms.
      On January 30, 2006, Newcastle filed an amendment to its Schedule TO with a press release announcing the extension of the expiration date of the Newcastle Offer until February 3, 2006. On January 30 and 31, 2006, both Prentice and Newcastle were provided additional non-public information concerning the Company’s finances.
      During this period, the Company’s liquidity situation continued to deteriorate as a result of the insufficient funding of the Company’s working capital needs due to the reserves imposed by the banks. Payments to landlords and vendors were deferred, to be made on a discretionary basis until the Company received the funding it needed to make these payments. As a result, many vendors had stopped shipping inventory to the Company or reduced dramatically the size of the orders they were willing to ship. In addition, it grew increasingly possible that other vendors also would refuse to ship or limit shipments. The developments were beginning to have an impact on product availability for sale during the upcoming Valentine’s Day holiday and, accordingly, would have an impact on the Company’s revenues and profits.
      On January 31, 2006, the Company provided Newcastle with additional updated disclosure schedules, as contemplated under Newcastle’s binding proposal.
      On January 31, 2006, senior management of the Company accompanied representatives of Newcastle to meet with the Company’s vendors, together with the parties’ respective legal counsel. Also on January 31, 2006, the Company received an amended complaint from Newcastle with respect to the litigation previously discussed above. The amended complaint withdrew all allegations against the Company except the allegation that the proposed voting requirement of a simple majority under the reverse stock split was inconsistent with the Company’s charter. The Company plans to continue to defend vigorously the remaining claim.
      On the evening of January 31, 2006, the Company received a letter from Newcastle’s legal counsel, noting that Newcastle was aware the Company was in negotiations with Prentice for a superior proposal. In the letter, Newcastle’s counsel requested on behalf of Newcastle that Newcastle have the “opportunity to understand the Prentice proposal and consider whether to modify the Newcastle [binding proposal] in light of such subsequent Prentice offer prior to the Company taking any action with respect to such subsequent proposal.” The Board and its legal and financial advisors met telephonically later that day to discuss the negotiations with Prentice for a revised proposal and to consider the developments, including the vendor meeting and the letter from Newcastle’s counsel.
      At the same meeting, the Board considered a number of options, including the possibility of conducting an auction in which Prentice and Newcastle would be given one day to make their best offers. The Board determined that such an auction could be conducted only if (i) Newcastle confirmed in writing that its January 24 proposal remained irrevocable (after Newcastle’s receipt of updated disclosure schedules and disclosure of the fact and effects of the Company’s deteriorating liquidity situation), to ensure it was still a binding offer reasonably capable of being consummated, (ii) the Company’s banks agreed to the proposed approach and (iii) the Company determined to terminate the Prentice Agreement, which it would only do if the previously discussed conditions were met. The potential approach was also conditioned upon a willingness by both Prentice and Newcastle to participate. Duff & Phelps advised that if Newcastle did not agree to the auction, the Company should accept the Prentice proposal as currently contemplated and that if Prentice were to withdraw its proposal, the Company should execute the Newcastle proposal. The Board decided to proceed with trying to satisfy these conditions to determine whether it would be feasible to conduct such an auction.
      On the evening of January 31, 2006, representatives of the Company and its legal advisors telephoned Newcastle’s counsel to disclose the Company’s deteriorating liquidity situation and to request written confirmation from Newcastle that it waived, and did not intend to revoke its binding proposal based on, any material adverse change or other issues relating to the deterioration of the business and the updated disclosure schedules delivered since January 24, 2006. Newcastle’s counsel committed to discuss the matter with Newcastle.
      On the morning of February 1, 2006, representatives of the Company and its legal advisors again contacted Newcastle’s counsel to provide further details about the Company’s financial condition and to request written confirmation that Newcastle did not intend to revoke its binding proposal based on any material adverse change or other issues relating to the business and updated disclosure schedules. Newcastle’s counsel indicated that Newcastle would provide the requested written confirmation only if the Company simultaneously accepted the Newcastle proposal and executed the Newcastle transaction documents.
      On February 1, 2006 Whitehall was in default under its Senior Credit Agreement and Bridge Loan Agreement. Later that morning, representatives of the banks held a conference call with senior management and a representative of the Board of the Company. The Company representatives discussed the status of negotiations with Prentice, the communications with Newcastle and the possible auction approach with Newcastle and Prentice. During the call, than banks emphasized the need for the Company to obtain the $20 million additional funding (that had been expected by January 31, 2006 under the original Prentice transaction) by Friday morning, February 3, 2006.
      Subsequently, Prentice agreed to modify its proposed break-up fees to address the Board’s concerns. In a consent dated February 1, 2006, Whitehall’s senior lenders agreed to waive the defaults and consented to the terms of a revised Prentice transaction, the extension of the Bridge Loan maturity date to 2009 and the making of the additional $20 million loan as contemplated by the revised Prentice transaction. The senior lenders also agreed to reinstate $10 million in availability under the credit facility.
      That afternoon, Newcastle’s counsel sent an e-mail to the Company’s legal advisor confirming that Newcastle’s position on this issue had not changed. The e-mail also repeated Newcastle’s request that Newcastle be given an “opportunity to understand any Prentice counter-proposal and consider whether to modify the Newcastle proposal in light of such subsequent Prentice counter-proposal.”
      The Board and its financial and legal advisors again met telephonically on February 1, 2006 to discuss the final terms of the revised Prentice transaction documents. The Board was briefed on the developments since the prior meeting, including the discussions with Newcastle’s counsel and the senior lenders, and the fact that as a result the Company was not in a position to proceed with the proposed auction approach under the terms of the Board’s previous decision. The Board was briefed on the communications with Newcastle’s counsel, including the e-mail received from Newcastle’s counsel that afternoon stating that Newcastle would confirm that its January 24 proposal remained irrevocable only if the Company simultaneously accepted and executed the Newcastle transaction documents and requesting an opportunity to understand any Prentice counter-proposal and consider whether to modify the Newcastle proposal in light of such counter-proposal. The Board noted that Newcastle’s position on the written confirmation was inconsistent with the Board’s prior determination regarding the proposed auction approach and created uncertainty as to whether the Company could enforce Newcastle’s “binding” proposal. Duff & Phelps delivered its oral opinions that the proposed Prentice transaction was fair to the stockholders of the Company, other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the proposed transaction on any particular stockholder other than in its capacity as a stockholder, and that the revised Prentice transaction was more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Newcastle binding proposal. The Board of Directors concluded that the January 24 Newcastle binding proposal no longer constituted a “Superior Proposal” (as defined in the Prentice Agreement) relative to the revised Prentice transaction. The Board determined the terms of the Offer and the Merger were fair to and in the best interests of the Company and its stockholders and therefore determined to recommend that Whitehall stockholders accept the Offer in its current form, tender their Shares in the Offer and adopt the Merger Agreement. The Board considered resolutions authorizing the revised Prentice transaction and related matters. The resolutions were approved with all directors voting in favor.
      The parties reached agreement on the terms of a definitive Merger Agreement and the Amended and Restated Term Loan agreement on the evening of February 1, 2006.
      On the morning of February 2, 2006, the Company issued a press release announcing the execution of the agreements and that the Newcastle January 24 proposal was no longer a “Superior Proposal.” Prentice funded $20 million to the Company and the bank consent became effective. In accordance with the requirements of the Merger Agreement, the special meeting of stockholders scheduled for February 6, 2006 was cancelled. The Company also filed a Form 8-K on February 3, 2006, disclosing these matters and attaching the Prentice agreements.
      On February 3, 2006, Newcastle filed an amendment to its Schedule TO with a press release announcing the extension of the expiration date of the Newcastle Offer until February 17, 2006.
      On February 8, 2006, Prentice filed a Schedule TO commencing the Offer.

(ii) Reasons for the Recommendation
      After careful consideration by the Board, including a review of the Offer with the Company’s management and financial and legal advisors, the Board has determined the terms of the Offer and the Merger Agreement, taken together, are fair to and in the best interests of the Company and its stockholders. Therefore, the Board has determined to recommend that Whitehall stockholders accept the Offer and tender their Shares in the Offer.
      In making the determinations and recommendations set forth above, the Board considered a number of factors, including, without limitation, the following:

•	the amount and form of consideration to be received by the Company’s stockholders in the Offer and the Merger, including that it is a greater price per share than the Newcastle binding proposal and the Newcastle Offer;

•	the historical and recent market prices of Shares and the fact that the Offer Price represents a premium over the prices at which the Shares traded prior to the negotiation and execution of the Merger Agreement;

•	the business and financial prospects of the Company as an independent company, and the risks and uncertainties associated with the Company’s financial position;

•	the terms of the Merger Agreement and the Amended and Restated Term Loan Agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, and the Board’s view of the likelihood that the proposed acquisition would be consummated, in light of the fact that the Offer and Merger are not subject to any financing contingencies or other material substantive contingencies;

•	the terms of the Merger Agreement and the Amended and Restated Term Loan Agreement were the product of arm’s length negotiations among the parties;

•	the written opinions of Duff & Phelps dated February 1, 2006, to the effect that, as of such date, and based upon and subject to certain matters stated in such opinions, (i) the revised Prentice transaction was fair to the Company’s stockholders (other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates) from a financial point of view, without giving effect to any impacts of the revised

Prentice transaction on any particular stockholder other than in its capacity as a stockholder (the “Prentice Fairness Opinion”), and (ii) the revised Prentice transaction was more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Newcastle binding proposal (the “Prentice Superior Proposal Opinion” and collectively with the Prentice Fairness Opinion, the “Duff & Phelps Opinions”), and (iii) the presentation made by Duff & Phelps to the Board relating to the financial analysis performed by Duff & Phelps in connection with such opinions. (The full text of each of the written opinions of Duff & Phelps, dated February 1, 2006, which set forth the assumptions made, matters considered and limitations on the review undertaken by Duff & Phelps, are filed as Annexes II and III hereto and are incorporated herein by reference. The fairness opinion of Duff & Phelps was limited to the fairness to the Company’s stockholders (other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates) from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder, and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the revised Prentice transaction, or whether to proceed with the revised Prentice transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. Holders of Shares are urged to read such opinion carefully in its entirety.);

•	that the Company’s liquidity situation had continued to deteriorate as a result of the banks not providing sufficient funding to the Company for working capital needs, as more fully described above;

•	that on February 1, 2006, the Company was in default under the Senior Credit Agreement and that in connection with the Merger Agreement and the Amended and Restated Term Loan Agreement the banks had agreed to waive the defaults and lift the reserves placed on funding;

•	that it was necessary for the Company to enter into the Merger Agreement and the Amended and Restated Term Loan Agreement, or another transaction involving a significant amount of financing, promptly in order to prevent a further and potentially irreversible loss in the value of the Company; and

•	that, based on the projections of management and the increased cash resources to be made available as a result of the additional $20 million loan under the proposed Amended and Restated Term Loan Agreement, the extension of the maturity under this agreement for three years and the lifting of the $10 million discretionary reserve previously imposed by the Company’s senior lenders, the Company would likely have sufficient liquidity, including cash flows from its operations, to conduct its operations.

      The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with it evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors.
      ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.
      The Board reserves the right to revise this recommendation in the event of changed circumstances, if any.

Fairness Opinion
      General. On December 13, 2005 the Company hired Duff & Phelps to serve as a financial advisor to the Board to provide financial advisory services to the Board in connection with the Newcastle Offer and any other financing or acquisition proposal or other strategic transaction that may be proposed (collectively with the Newcastle Offer, a “Transaction”). In accordance with the engagement letter executed by and between the Company and Duff & Phelps (the “December 13th Engagement Letter”), Duff & Phelps was engaged to evaluate, from a financial point of view, the Newcastle Offer or an alternative Transaction and provide the Board with guidance as to whether the Newcastle Offer or an alternative Transaction was a “Superior Proposal,” as such term is defined in the Prentice Agreement. Where the Newcastle Offer or an alternative

Transaction included conditions precedent to its completion, the scope of Duff & Phelps’ engagement did not include an independent assessment of either the likelihood or probability that those conditions would be met by anyone, including the offerors, the Company, or other third parties. As also contemplated in the December 13th Engagement Letter, Duff & Phelps was engaged by the Company to provide an opinion regarding the fairness, from a financial point of view, of the revised Prentice transaction. See “Item 5 — Person/ Assets Retained, Employed, Compensated or Used” for further discussion of the December 13th Engagement Letter.
      On February 1, 2006, in connection with a proposal for a revised Prentice transaction, Duff & Phelps rendered both the Prentice Fairness Opinion and the Prentice Superior Proposal Opinion to the Board. In effect, the Prentice Fairness Opinion stated that, as of the date of the opinion, and based upon and subject to the qualifications and limitations set forth in the opinion, the revised Prentice transaction was fair to the stockholders of the Company, other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder. In effect, the Prentice Superior Proposal Opinion stated that, as of the date of the opinion, and based upon and subject to the qualifications and limitations set forth in the opinion, the revised Prentice transaction was more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Newcastle proposal.
      The full text of each of Duff & Phelps’ Opinions, which set forth the assumptions made, general procedures followed, matters considered and limits on the review undertaken, are filed as Annexes II and III hereto and are incorporated herein by reference.
      Neither the Duff & Phelps’ Opinions nor the related analyses constituted a recommendation of the proposed transaction to the Company, the Board of Directors, or to any stockholder regarding how any stockholder should vote on any matter in connection with the proposed transactions.
      In arriving at the Prentice Superior Proposal Opinion and the Prentice Fairness Opinion, Duff & Phelps reviewed and considered:

1. The Prentice Agreement;

2. The Agreement and Plan of Merger by and among the Company, Newcastle, JWL Holding Corp. and JWL Acquisition Corp; the Segregated Account Agreement by and among Newcastle and the Company; the Bridge Term Loan Credit Agreement by and among the Company and Newcastle; the Warrants to purchase Common Stock issuable by the Company to Newcastle; and the Registration Rights Agreement by and among the Company and Newcastle (these documents were executed only by Newcastle as part of its binding proposal);

3. Certain financial information provided by Newcastle;

4. The Merger Agreement;

5. The Amended and Restated Term Loan Agreement;

6. The Acknowledgement, Consent and Reaffirmation by WH Inc. of Illinois, as Guarantor under the Amended and Restated Term Loan Agreement; and

7. Certain financial information provided by Prentice.
      In arriving at the Duff & Phelps’ Opinions, Duff & Phelps reviewed and considered:

1. Certain financial and other information relating to the Company that was publicly available or furnished to Duff & Phelps by the Company, including budgets and pro-forma financial projections;

2. Market pricing of the Company relative to the overall market and the relevant market segment, including market multiple comparisons, market pricing history, and a discounted cash flow analysis; and

3. Other information, financial studies, analyses and investigations and financial, economic and market criteria as Duff & Phelps deemed relevant and appropriate for purposes of the Duff & Phelps’ Opinions.
      In arriving at the Duff & Phelps’ Opinions, among other things, Duff & Phelps relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or furnished to it by the Company or its advisors for the purpose of the opinions. With respect to the financial projections and information the Company supplied to and/or discussed with Duff & Phelps and which Duff & Phelps relied on in its analysis, Duff & Phelps assumed that such financial projections and information were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company and their advisors as to the structure and impact of the proposed transactions. Such financial projections and estimates depend upon future financial performance and numerous other assumptions with respect to industry performance, general business and economic conditions and other matters, all of which are subject to significant uncertainties and many of which are beyond the control of the Company.
      The following is a summary of the material financial analyses performed by Duff & Phelps in rendering the Duff & Phelps’ Opinions. This summary is qualified entirely by reference to the full text of each of the opinions, which are filed as Annexes II and III hereto and is incorporated herein by reference. All market data is as of January 23, 2006, or alternatively as of the date of the respective opinion if the market data differed meaningfully between January 23, 2006 and the date of the opinion, and may not reflect current or future market conditions.
      Comparison of Tender Offer Prices. Duff & Phelps compared the tender offer prices for both of the proposed transactions. Prentice offered current common equity holders $1.60 per share, whereas Newcastle offered the same stockholders $1.50 per share.
      Analysis of Potential Impact on Senior Credit Facility. Duff & Phelps analyzed the comparative impact of the proposed transactions on the Company’s existing Senior Credit Agreement. This analysis was completed in connection with the rendering of the Prentice Superior Proposal Opinion.
      In connection with the original Prentice transaction, the Company entered into the fourth amendment to the Senior Credit Agreement. Under the Newcastle binding proposal, at the option of the bank group, the Senior Credit Agreement was either (i) to be paid in full (including termination costs) upon the consummation of the proposed Newcastle transaction or (ii) to be renegotiated with Newcastle upon the consummation of such a transaction. Subsequently, Duff & Phelps analyzed the comparative impact of the Newcastle proposal and the revised Prentice transaction on the Company’s existing Senior Credit Agreement.
      Analysis of Proposed Transaction Fees. Duff & Phelps compared the transaction fees to be borne by the Company (including its stockholders and potentially, creditors) of the proposed transactions. Transaction fees were defined to include expense reimbursement, termination fees, closing costs, financing costs, origination fees and implied costs in connection with the issuance of warrants. Duff & Phelps analyzed the transaction fees both to determine (i) the extent to which such fees could deter a subsequent, and potentially more favorable, bid for the Company and (ii) the impact of such fees on the Company’s enterprise value.
      Valuation Analysis of the Company. Duff & Phelps performed multiple analyses to estimate the economic value for the equity of the Company as of January 23, 2006. Duff & Phelps did not update its valuation estimates in connection with its February 1, 2006 opinions because it concluded that doing so would not have a material effect on its estimates of the economic value for the equity of the Company. Although each financial analysis performed by Duff & Phelps was discussed with the Board, Duff & Phelps considered all of its analyses as a whole. Duff & Phelps considered, but did not solely rely upon, quoted prices for the Company’s Common Stock.
      Discounted Cash Flow Analysis. Based upon pro forma financial forecasts, giving effect to the revised Prentice transaction financing, prepared by Company management and its advisors, Duff & Phelps performed a discounted cash flow analysis to estimate the enterprise value of the Company. The value of the Company’s debt and other liabilities, including bank debt, the Bridge Loan, the vendor extension and the required working capital investment of $20 million was subtracted from the Company’s enterprise value to derive a value for the equity of the Company. Duff & Phelps first discounted, to present value, the Company’s cash flow, as provided by the pro forma financial forecasts through year 2011. Present value was defined as January 23, 2006. Duff & Phelps then applied an exit multiple to the 2011 pro forma financial results to estimate a terminal value for the Company. The terminal value represents the value of the Company’s cash flows subsequent to the last year of the forecast period, in this case, 2011. Consistent with the annual cash flows, the terminal value was also discounted to present value.
      The calculation of the exit multiples was based upon forward revenue multiples and trailing 12 month revenue and EBITDA trading multiples for a group of comparable companies. Comparable companies reviewed were Finlay Enterprises, Inc.; Signet Group plc; Zale Corporation; Movado Group, Inc.; and Tiffany & Co. Duff & Phelps considered Finlay, Zale, and to a lesser extent, Signet, to be the most comparable companies as of the date of the opinions. Using the discounted cash flow analysis, including the range of terminal values derived from exit multiples, Duff & Phelps estimated a range of values for the equity of the Company. Using the discounted cash flow analysis, estimated values for the equity of the Company ranged from approximately $3.5 to $34.5 million, indicating value of $0.21 to $2.07 per share of Common Stock. The range reflected the distressed nature of the Company’s finances and the inherent uncertainty of pro forma financial forecasts. The range of estimated values was consistent with the Company’s estimated market capitalization of $16 million.
      Market Transaction Analysis. Duff & Phelps also estimated a value for the Company’s equity using a market transaction approach. Consistent with the discounted cash flow analysis, the market transaction approach was used to derive an estimate for the Company’s enterprise value. The estimate for the equity value was derived by subtracting the value of the Company’s debt and other liabilities (as detailed above) from the estimated enterprise value.
      Under this approach, Duff & Phelps analyzed 13 transactions in which there was change of control of a jewelry or specialty retail company. The transaction dates ranged from 2000 to 2005. In analyzing these transactions, Duff & Phelps relied primarily upon trailing 12-month revenue multiples. Duff & Phelps calculated a range of values for the equity of the Company based upon a range of revenue multiples that reflected a range from slightly below to equal to the median of the transactions. Using the market transaction analysis, estimated values for the equity of the Company ranged from approximately $0 to $34.5 million, indicating value of $0.00 to $2.07 per common share. The range reflected the distressed nature of the Company’s finances and the inherent uncertainty of pro forma financial forecasts. The range of estimated values was consistent with the Company’s estimated market capitalization of $16 million.
      Market Trading Analysis. Under a third methodology, Duff & Phelps estimated the value for the Company’s equity using market trading multiples for comparable companies. Consistent with the two other valuation methodologies, Duff & Phelps estimated the Company’s enterprise value, from which it subtracted the value of the Company’s debt, to derive an estimate of the Company’s equity value. The group of comparable companies was the same group that was analyzed under the discounted cash flow analysis for the purposes of deriving the terminal value (see “Discounted Cash Flow Analysis”). Duff & Phelps relied primarily upon forward and trailing 12-month revenue multiples to derive an estimate of the value for the Company’s equity using the market trading analysis.
      Under all three valuation analyses, Duff & Phelps derived an estimate of the Company’s enterprise value assuming a control, marketable level of value. In substance this means that the derived values reflected a control premium and assumed that the Company was publicly-traded. A control, marketable level of value was derived directly from the discounted cash flow and market transaction analyses. An estimated control premium was added to the value derived under the market trading analysis to derive a control, marketable level of value. Using the market trading analysis, estimated values for the equity of the Company ranged from approximately $0 to $42 million, indicating value of $0.00 to $2.51 per common share. The range reflected the distressed nature of the Company’s finances and the inherent uncertainty of pro forma financial forecasts. The range of estimated values was higher than the Company’s estimated market capitalization of $16 million.

      Based upon the factors discussed above, Duff & Phelps ultimately determined that the revised Prentice transaction was more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Newcastle proposal. Furthermore, Duff & Phelps determined that the revised Prentice transaction is fair to the stockholders of the Company, other than Prentice, Holdco, Purchaser, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the revised Prentice transaction on any particular stockholder other than in its capacity as a stockholder.
      About Duff & Phelps. Duff & Phelps is a leading independent financial advisory firm, offering a broad range of investment banking and consulting services, including M&A advisory, fairness and solvency opinions, ESOP and ERISA advisory services, financial reporting and tax valuation, fixed asset and real estate consulting, legal business solutions, and dispute consulting. Duff & Phelps has more than 600 employees, serving clients worldwide through offices in 15 cities in the United States and Europe. On September 30, 2005, Duff & Phelps completed its merger with Corporate Value Consulting (“CVC”), formerly a business of Standard & Poor’s, a subsidiary of The McGraw Hill Companies.

(c)	Intent to Tender
      To the best of the Company’s knowledge, all of the Company’s executive officers and directors currently intend to tender in the Offer any of the Shares that such persons hold of record or beneficially.

Item 5.	Person/ Assets Retained, Employed, Compensated or Used
      Pursuant to the terms of an engagement letter dated January 31, 2006 (the “January 31 Engagement Letter”), the Company engaged Duff & Phelps to act as its financial advisor to evaluate the Offer or any other proposed strategic transaction and to provide an opinion regarding the fairness, from a financial point of view.
      Pursuant to the terms of the January 31 Engagement Letter, for services rendered in connection with the proposed transaction, Whitehall has agreed to pay Duff & Phelps (i) $250,000 upon Duff & Phelps informing Whitehall that it was prepared to deliver its opinion; (ii) additional fees at Duff & Phelps’s standard hourly rates for any time incurred reviewing or assisting in the preparation of any proxy materials or other SEC filings or documents associated with the proposed transaction; (iii) reimbursement for reasonable out-of-pocket expenses, including but not limited to travel, photocopying, and data base access fees.
      Duff & Phelps was also retained by the Company’s Board of Directors pursuant to an engagement letter dated January 23, 2006 in connection with the Newcastle proposal for which it was paid $100,000. Such engagement was contemplated in the December 13th Engagement Letter as such analysis began at that time.
      Duff & Phelps also was retained by the Company’s Board of Directors pursuant to the December 13th Engagement Letter, to act as its financial advisor to evaluate the Newcastle Offer or any other proposed strategic transaction. Pursuant to the terms of this letter, for services rendered in connection with the proposed transaction, Whitehall agreed to pay Duff & Phelps (i) for the first month of the engagement an initial monthly fee of $300,000; (ii) an additional fee of $150,000 per month thereafter; and (iii) reimbursement for its out-of-pocket expenses, including but not limited to travel, photocopying, and research. Should Duff & Phelps have been called upon to support its findings and advice rendered to the Board in connection with the Newcastle proposed transaction by request of the Company, or in an adversary proceeding commenced against the Company, its agents, or Duff & Phelps, Duff & Phelps would have received fees on an hourly basis, based on its then prevailing hourly rates plus reimbursement of its out-of-pocket expenses including those described above. Under this letter, the Company has agreed to minimum engagement period of two months. Thus, the combined minimum amount payable by the Company to Duff & Phelps, under items (i) and (ii) above, was $450,000. See “Item 4 — Fairness Opinion” for additional discussion of the December 13th Engagement Letter.
      Duff & Phelps originally was retained by the Special Committee of the Company’s Board of Directors pursuant to an engagement letter dated August 23, 2005. In the first phase of the original engagement, Duff & Phelps served as a financial advisor to the Special Committee in connection with a review of the Company’s financing alternatives. Under this phase, Duff & Phelps was entitled to receive professional fees based upon

Duff & Phelps’ prevailing and applicable hourly rates and the actual number of hours expended on the engagement by Duff & Phelps professionals. Duff & Phelps’ professional fees totaled approximately $165,000 for this first phase. In the second phase of the original engagement, Duff & Phelps was retained to provide an opinion regarding the fairness, from a financial point of view, of the original Prentice transaction. Under this phase, Duff & Phelps was entitled to receive additional professional fees of $200,000. Duff & Phelps subsequently incurred further fees of approximately $53,000 for additional work pursuant to the engagement.
      Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer or the Company’s upcoming special meeting of stockholders.

Item 6.	Interest in Securities of the Subject Company
      Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals
      Purpose of the Offer. According to the Schedule TO:

(i) the purpose of the Offer is to acquire control of, and the entire equity interest in, the Company;

(ii) the purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer; and

(iii) if the Offer is successful, the Purchaser Group intends to consummate the Merger as promptly as reasonably practicable.
      The Board has unanimously approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Board may be required to submit the Merger Agreement to the Company stockholders for approval at a stockholder’s meeting convened for that purpose in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.
      If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Company stockholders’ meeting without the affirmative vote of any other stockholder. If the Purchaser Group beneficially owns at least 90% of the then outstanding Shares following consummation of the Offer, the Merger may be consummated without a stockholder meeting and without the approval of the Company’s stockholders, other than the members of the Purchaser Group.
      Under the DGCL, the approval of the Board, and the affirmative vote of a majority of the votes entitled to be cast by the stockholders are required to adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.
      Unless the Merger is consummated pursuant to the “short-form” merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement by the stockholders by the affirmative vote of a majority of the votes entitled to be cast. If the Minimum Condition is satisfied, the Purchaser Group will have the ability to adopt the Merger Agreement by virtue of its ownership of a majority of the Shares without the affirmative vote of any other stockholder of the Company.
      Use of Securities Acquired. After completion or termination of the Offer, the Purchaser Group has reserved the right, but according to the Schedule TO has no current intention to, acquire or sell Shares in open market or negotiated transactions. There can be no assurance that the Purchaser Group will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired.

      Plans for Whitehall After the Offer and Merger. If, following consummation of the Offer, the Purchaser owns 90% or more of the outstanding Shares, the Purchaser Group and the Company will, in accordance with the Merger Agreement, consummate the Merger as a “short form” merger pursuant to Section 253 of the DGCL.
      Following consummation of the Offer and upon the satisfaction of the Minimum Condition, the Purchaser Group will have the power as a majority stockholder of the Company to take such steps as are necessary to assure that designees of the Purchaser constitute a majority or more of the directors on the Board, including the designation of new directors to the Board. Pursuant to the terms of the Merger Agreement, the Purchaser will be entitled, promptly upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for Shares pursuant to the Offer, to designate at least a majority of directors to the Board. The Company’s obligations with regard to Board and Board committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as well as any director independence or other qualifications required by law. After completion or termination of the Offer, the Purchaser has reserved the right, but according to the Schedule TO has no current intention, to acquire or sell Shares in open market or negotiated transactions. According to the Schedule TO the Purchaser has provided no assurance that it will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. According to the Schedule TO the Purchaser has provided no assurance as to when it will cause the Merger to be consummated if the conditions to effect such Merger have not been satisfied or as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. However, upon the terms and subject to the conditions of the Merger Agreement, each of Prentice, Holdco, Holtzman and Purchaser has agreed to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to satisfy the conditions to the consummation of the Offer and to consummate the transactions contemplated by the Merger Agreement and the other transaction documents. According to the Schedule TO, promptly upon the payment for any Shares by the Purchaser pursuant to the Offer, the Purchaser currently intends to seek up to the maximum representation on Whitehall Board allowed pursuant to the terms of the Merger Agreement.
      Pursuant to the Merger, each then outstanding Share (other than Shares owned by any of the Company, the Purchaser Group and Shares owned by stockholders who perfect any available appraisal rights under the DGCL) shall be converted into the right to receive an amount in cash equal to $1.60, without interest thereon and each Class B Share shall be converted into the right to receive the product of (x) 35.42083833 and (y) $1.60, without interest thereon. Each share of common stock of the Purchaser issued and outstanding at the Effective Time (as defined in the Merger Agreement) shall be converted into one share of common stock of the Surviving Corporation. All Shares that are owned directly or indirectly by the Company or the Purchaser Group at the Effective Time shall be canceled, and no consideration shall be delivered in exchange therefor. The Merger Agreement provides that the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of the Purchaser immediately prior to the Effective Time.
      The Purchaser is not offering to acquire outstanding options in the Offer. Pursuant to the Merger Agreement, non-employee director options will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such options, less applicable income and employment taxes required to be withheld by applicable law. All other options will be treated in accordance with their terms.
      The Purchaser Group has disclosed in its Schedule TO that, following the Offer, the Purchaser Group will, consistent with the Company’s past practice, look for opportunities to rationalize underperforming store locations and to open new stores and, except as otherwise described in the Offer to Purchase, the Purchaser Group has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (d) any change in the Company’s Board (other than as contemplated by the Merger Agreement, in accordance with the Purchaser’s right to appoint at least a majority of the members of the Board of Directors after completion of the Offer), the Company’s management or any change in any material term of the employment contract of any executive officer of the Company; or (e) any other material change in the Company corporate structure or business.
      In connection with the Offer and the Merger, the Purchaser Group has stated in the Schedule TO that it expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to best organize and integrate the activities of the Purchaser Group and the Company. According to the Schedule TO, the Purchaser Group has expressly reserved the right to make any changes that it deems necessary or appropriate in light of its review or future developments. In addition, the Purchaser Group has stated in the Schedule TO that it regularly reviews acquisition opportunities in the retail industry and may pursue such opportunities when appropriate.
      Except as set forth above, the Company is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
      Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information
      The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.
      The information concerning material litigation in Item 4(b)(i) is incorporated herein by reference in its entirety.
Appraisal Rights.
      No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the fair value of their Shares. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262 and the Offer.
Rights Agreement
      In connection with the Merger Agreement, on February 1, 2006, the Company entered into an amendment to its Rights Agreement to provide, among other things, that none of Prentice, Holtzman or any of their Affiliates or Associates will be deemed to be an Acquiring Person (as defined in the Rights Agreement), no “Distribution Date” or “Share Acquisition Date” (as defined in the Rights Agreement) will occur and no Rights (as defined in the Rights Agreement) will otherwise become exercisable as a result of the execution and delivery of the Merger Agreement, the public announcement of such execution and delivery, the performance of the Merger Agreement or the consummation of the other transactions contemplated thereby.
      On October 3, 2005, contemporaneously with the execution of the Prentice Agreement, the Company entered into an amendment to its Rights Agreement, to provide that none of Prentice, any of the other purchasers that may be added under the Prentice Agreement or any of their affiliates or associates (a “Buying Person”) shall be deemed to be an Acquiring Person (as defined in the Rights Agreement) and no Distribution Date or Share Acquisition Date (as defined in the Rights Agreement) shall occur and no rights will otherwise become exercisable as a result of the execution and delivery of the Prentice Agreement, the Notes or the Warrants, the public announcement of such execution and delivery, the performance of the Prentice Agreement, the Notes or the Warrants or the consummation of the other transactions contemplated thereby.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Letter dated February 10, 2006 from the Company to its stockholders
(a)(2)	Press release issued by the Company on February 2, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a)(3)	Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(4)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(8)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(9)	The following excerpts from the Company’s Definitive Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: “Proposal 1 — Background of the Financing,” “Proposal 1 — Interests of Certain Persons in the Financing,” “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements” and “Proposal 3 — Certain Relationships and Related Transactions” (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(e)(1)	Agreement and Plan of the Merger, dated as of February 1, 2006, among the Company, Prentice, Holtzman, Holdco and Purchaser (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(2)	Amended and Restated Term Loan Credit Agreement dated as of February 1, 2006, among the Company, PWJ Lending and other lenders thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(3)	Second Amendment to the Amended and Restated Stockholder Rights Agreement, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(4)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(5)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(6)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
Annex I	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14(f) Thereunder
Annex II	Fairness Opinion of Duff & Phelps, LLC dated February 1, 2006
Annex III	Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WHITEHALL JEWELLERS, INC.

By:	/s/ John R. Desjardins

John R. Desjardins
Chief Financial Officer
Date: February 10, 2006

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Letter dated February 10, 2006 from the Company to its stockholders
(a)(2)	Press release issued by the Company on February 2, 2006 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(a)(3)	Offer to Purchase dated as of February 8, 2006 (incorporated by reference to Exhibit (a)(1)(i) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(4)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(5)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(6)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(8)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) of the Purchaser Group’s Schedule TO filed with the SEC on February 8, 2006)
(a)(9)	The following excerpts from the Company’s Definitive Proxy Statement dated as of December 27, 2005, filed with the SEC on December 27, 2006: “Proposal 1 — Background of the Financing,” “Proposal 1 — Interests of Certain Persons in the Financing,” “Proposal 3 — Executive Compensation and Other Information — Severance and Employment Agreements” and “Proposal 3 — Certain Relationships and Related Transactions” (incorporated by reference to Annex A of the Company’s Schedule 14D-9 filed with the SEC on December 16, 2005)
(e)(1)	Agreement and Plan of the Merger, dated as of February 1, 2006, among the Company, Prentice, Holtzman, Holdco and Purchaser (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(2)	Amended and Restated Term Loan Credit Agreement dated as of February 1, 2006, among the Company, PWJ Lending and other lenders thereto (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(3)	Second Amendment to the Amended and Restated Stockholder Rights Agreement, dated as of February 1, 2006 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2006)
(e)(4)	Form of Executive Severance Agreements, as amended, each dated May 7, 1996, between the Company and each of John R. Desjardins and Matthew M. Patinkin (incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form S-3 as filed with the SEC on January 27, 2000)
(e)(5)	Employment Agreement dated November 30, 2004 between the Company and Lucinda M. Baier (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on December 1, 2004)
(e)(6)	Employment Agreement dated October 31, 2005 between the Company and Robert L. Baumgardner (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K as filed with the SEC on November 2, 2005)
Annex I	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14(f) Thereunder
Annex II	Fairness Opinion of Duff & Phelps, LLC dated February 1, 2006
Annex III	Superior Proposal Opinion of Duff & Phelps, LLC dated February 1, 2006

ANNEX I
Whitehall Jewellers, Inc.
155 North Wacker Drive
Suite 500
Chicago, Illinois 60606
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY
      This Information Statement is being mailed on or about February 10, 2006, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) of Whitehall Jewellers, Inc., a Delaware corporation (“Whitehall”, the “Company”, “we” or “us”) to holders of record of shares of common stock par value $0.001 per shares (“Company Common Stock”) of the Company (the “Shares”). You are receiving this Information Statement in connection with the possible appointment of persons designated by WJ Acquisition Corp., a Delaware corporation (“Purchaser”), WJ Holding Corp., a Delaware corporation (“Holdco”), Prentice Capital Management, LP, a Delaware limited partnership (“Prentice”), Holtzman Opportunity Fund, L.P., a Nevada limited partnership (“Holtzman”, and together with Prentice, the “Investors”), PWJ Funding LLC (“PWJ Funding”), PWJ Lending LLC (“PWJ Lending”), Michael Zimmerman and Seymour Holtzman (collectively, the “Purchaser Group”), to at least a majority of seats on the board of directors of the Company (the “Company Board” or “the Board”). On February 1, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Purchaser, Prentice, Holtzman and Holdco, pursuant to which the Purchaser Group has commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares of Common Stock, together with the associated preferred stock purchase rights, other than Shares beneficially owned by the Purchaser Group immediately prior to the commencement of the Offer, at a price of $1.60 per share (such amount, or any greater amount per share paid in the Offer, the “Offer Price”), net to seller in cash without interest, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated February 8, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by the Purchaser Group with the Securities and Exchange Commission (the “Commission”) on February 8, 2006. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Holdco. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of the Company, owned by Prentice, Holdco, Holtzman or Purchaser or any of their affiliates and Shares held by stockholders of the Company who properly demand dissenters’ rights and comply with Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be automatically converted into the right to receive the Offer Price in cash (the “Merger Consideration”) and each share of Whitehall Class B common stock, par value $1.00 per share (“Class B Shares”), will be converted into the right to receive 35.42083833 times the Offer Price.
      The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex I, which was filed by the Company with the Commission on February 8, 2006, and which is being mailed to stockholders of the Company along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth in this Information Statement supplements certain information set forth in the Statement. Information set forth in this Information Statement related to Prentice, Holtzman, Purchaser, Holdco or the Purchaser’s Designees (as defined below) has been provided to the Company by the Purchaser Group, and the Company assumes no responsibility for the accuracy or completeness of such information. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement. The Purchaser Group commenced the Offer on February 8, 2006. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on March 9, 2006, unless extended in accordance with its terms.
GENERAL
      Company Common Stock and the Class B Shares voting together as a class, are the only classes of equity securities of the Company outstanding that are entitled to vote at a meeting of the stockholders of the Company. Each share of Company Common Stock is entitled to one vote and each Class B Share is entitled to 35.42083833 votes. As of February 8, 2006, there were 16,763,215 outstanding Shares, of which Prentice, Holtzman, PWJ Funding and PWJ Lending owned 4,283,795 Shares. There were also 142 outstanding Class B Shares.
RIGHT TO DESIGNATE DIRECTORS AND PURCHASER’S DESIGNEES
      The Merger Agreement provides that, immediately upon the purchase of and payment for Shares by Purchaser or any of its affiliates pursuant to the Offer representing at least a majority of the outstanding Shares, Purchaser is entitled to designate up to such number of directors (“Purchaser’s Designees”), rounded up to the nearest whole number, on the Company Board as will give Purchaser representation on the Company Board equal to the product of the number of directors on the Company Board and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding, but in no event less that a majority of the number of directors on the Company Board.
      The Merger Agreement provides that the Company will, upon the request of and as specified by Purchaser, promptly either increase the size of the Company Board or at the Company’s election secure the resignation of such number of directors or remove such number of directors or any combination of the foregoing as necessary to enable Purchaser’s Designees to be so elected to the Company Board and shall cause Purchaser’s Designees to be so elected. The Merger Agreement also provides that the Company, at the request of Purchaser, will cause Purchaser’s Designees to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Company Board as is on the Board.
      Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, the Company shall use its best efforts to assure that there shall be until the Effective Time at least two of the members of the Board who are directors on the date of the Merger Agreement and who are not employees of the Company.
      The information below sets forth the names, current business addresses, citizenship, present principal occupations or employment histories (covering a period of not less than five years) of each person that Purchaser has informed the Company that it may select as a Purchaser Designee. The business address of each person except Seymour Holtzman is: c/o Prentice Capital Management, L.P., 623 Fifth Avenue, 32nd Floor, New York, NY 10022. The business address for Seymour Holtzman is c/o Jewelcor Companies, 100 N. Wilkes Barre Blvd. 4th floor, Wilkes Barre, PA 18702. All persons listed below are citizens of the United States. Pursuant to the Merger Agreement, the Purchaser Group may be entitled to designate more than five nominees to the Board. Any such designation will be subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, including the requirement to provide all information required to be included in the information statement thereunder with respect to such designees.

Purchaser’s Designees
      The following persons, if elected at the special meeting, will serve as directors until the expiration of his or her term, or until his or her successor is elected and qualified.
      Robert L. Baumgardner, age 59, joined Whitehall in November 2005 as Chief Executive Officer. Mr. Baumgardner, prior to joining Whitehall, was President and Chief Executive Officer of Little Switzerland, a Caribbean based duty free retailer and wholly-owned subsidiary of Tiffany & Co., from 1999 through November 2005. Mr. Baumgardner is a 34 year veteran of the jewelry industry with prior affiliations with Bailey Banks & Biddle, Mayors Jewelers and Tiffany & Co.
      Edward Dayoob, age 66, is the former President and Chief Executive Officer of Fred Meyer Jewelers, Inc., and former Senior Vice President of Fred Meyer, Inc. Fred Meyer Jewelers is the nation’s fourth largest fine jewelry company. Fred Meyer Jewelers is a wholly-owned subsidiary of Fred Meyer, Inc. Mr. Dayoob started in the jewelry business in 1959 with White Front Stores in California, where he served as Vice President of Operations. Mr. Dayoob joined Weisfield Jewelers in Seattle, Washington in 1972. In 1973, Mr. Dayoob founded Fred Meyer Jewelers.
      Jonathan Duskin, age 38, is a managing director of Prentice, which he joined at the beginning of 2005. Prior to joining Prentice, Mr. Duskin was employed S.A.C. Capital beginning in 2002. Prior to joining S.A.C., Mr. Duskin was a managing director at Lehman Brothers Inc. from 1998 to 2002 where he served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the boards of directors of several private companies.
      Seymour Holtzman, age 70, is the President and Chief Executive Officer of Jewelcor, Inc., a former New York Stock Exchange listed company that operated a chain of retail stores and other businesses. Mr. Holtzman currently serves as Chairman and Chief Executive Officer of each of Jewelcor Management, Inc., a company primarily involved in investment and management services; C.D. Peacock, Inc., a Chicago, Illinois retail jewelry establishment; and S.A. Peck & Company, a retail and mail order jewelry company based in Chicago, Illinois. From 1986 to 1988, Mr. Holtzman was Chairman of the Board and Chief Executive Officer of Gruen Marketing Corporation, an American Stock Exchange listed company involved in the nationwide distribution of watches. Mr. Holtzman is currently Co-Chairman of the Board of Directors of George Foreman Enterprises, Inc. (“GFME”, formerly known as MM Companies, Inc.), a publicly traded company. He has held the position of Chairman, and now Co-Chairman, since January 2001 and he was appointed Chief Executive Officer of GFME in June 2004. Mr. Holtzman has been a director of Casual Male Retail Group, Inc. (“CMRG”), a publicly traded company, since April 7, 2000. On May 25, 2001 the Board of Directors of CMRG hired Mr. Holtzman as an officer and an employee. Mr. Holtzman has been Chairman of the Board of Interland, Inc., a publicly traded company, since August 2005. Mr. Holtzman has over 40 years of business and management experience.
      Charles G. Phillips, age 57, joined Prentice as Chief Operating Officer and as a member of the investment team in 2005. Prior to joining Prentice, Mr. Phillips was a member of the Investment Banking Operating Committee and the founder of the Retail Coverage and High Yield Bond Departments at Morgan Stanley during the 1980s. He was the President of Gleacher & Co. where he worked from 1991 until his retirement in 2003; in that capacity he had extensive involvement in the firm’s M&A, private investment, leverage finance and restructuring activities.
      The Purchaser Group has informed the Company that each of the individuals listed above has consented to act as a director of the Company, if so designated. If necessary, Purchaser may choose additional or other Purchaser’s Designees, subject to the requirements of Rule 14f-1. The Company has been advised by the Purchaser’s Group that, to their knowledge, none of the Purchaser’s Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission, other than transactions between the Purchaser Group and the Company that have been described in the Schedule TO or the Statement.

Company Board of Directors
      The following persons are currently directors of Whitehall.

CLASS I DIRECTORS
      Daniel H. Levy, age 62, served as the interim Chief Executive Officer of Whitehall from October 11, 2005 until November 9, 2005 and has served as Chairman of the Board since November 10, 2005 and as a director of Whitehall since January 7, 1997 (and had served as a director from March 1996 until May 1996). Mr. Levy was the Chief Executive Officer of Donnkenny, LLC, a designer, manufacturer and marketer of women’s apparel, and was also Chief Executive Officer and Chairman of the Board of Donnkenny, Inc. until April 6, 2005. On February 8, 2005, Donnkenny, Inc. filed for voluntary Chapter 11 bankruptcy protection. Mr. Levy served as Chairman and Chief Executive Officer of Best Products Co. Inc., a large discount retailer of jewelry and brand name hardline merchandise, from April 1996 until January 1997. Prior to such time, Mr. Levy was a Principal for LBK Consulting from 1994 until 1996. Mr. Levy served as Chairman and Chief Executive Officer of Conran’s during 1993. Prior to such time, Mr. Levy was Vice Chairman and Chief Operating Officer for Montgomery Ward & Co. from 1991 until 1993. Mr. Levy is the Chairman of the Compensation Committee and a member of the Audit Committee.

CLASS II DIRECTOR
      Sanford Shkolnik, age 66, was appointed to the Board of Directors of Whitehall on April 15, 2003. In 1972, he co-founded Equity Properties and Development Co., which operated a substantial retail real estate portfolio, and served as its Chairman and Chief Executive Officer from 1972 to 1996. Since 1997, Mr. Shkolnik has independently pursued opportunities in real estate and other business ventures. Mr. Shkolnik is the Chairman of the Governance and Nominating Committee and a member of the Audit Committee and the Compensation Committee.

CLASS III DIRECTORS
      Richard K. Berkowitz, age 63, has served as a director of Whitehall since 1998. He retired from Arthur Andersen, L.L.P. in August 1998 after serving 21 years as a partner. Prior to his retirement, Mr. Berkowitz served as head of Arthur Andersen’s tax division in Miami, Florida. Mr. Berkowitz has been associated with Entente Investment, Inc. and was a member of the Advisory Board of Security Plastics, Inc. Mr. Berkowitz is Chairman of the Audit Committee and a member of the Governance and Nominating Committee and the Compensation Committee.
      Norman J. Patinkin, age 79, has served as a director of Whitehall since 1989. In 2001, he retired as the Chief Executive Officer of United Marketing Group, L.L.C., but remains on its Board of Directors. United Marketing Group operates telemarketing services, motorclubs, travel clubs and direct response merchandise programs for large corporations. Mr. Patinkin is a member of the Governance and Nominating Committee.
      Norman J. Patinkin is a first cousin, once removed, of Matthew M. Patinkin, an executive officer of Whitehall.
Compensation of Directors
      As a general matter, directors who are officers or employees of Whitehall receive no compensation for serving as directors. Currently, the Board of Directors is comprised entirely of non-employee directors. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Company Board meetings of committees of the Company Board, and the performance of other Company Board related matters.
      In fiscal year 2005, non-employee directors received compensation of $7,500 per fiscal quarter. In addition, non-employee directors are entitled to receive $1,250 for each meeting of the Board of Directors attended and committee members are entitled to receive $400 for each committee meeting attended. The chairman of the Board of Directors and the Audit Committee is entitled to receive an annual cash retainer of

$10,000, to be paid in four equal installments at the beginning of each fiscal quarter. The chairman of each other committee is entitled to receive an annual cash retainer of $5,000, to be paid in four equal installments at the beginning of each fiscal quarter. Each non-employee director of Whitehall has the option to receive shares of restricted Common Stock at the beginning of each fiscal quarter in lieu of receiving the quarterly directors’ fees of $7,500 described above. The fair market value of the Common Stock on the date of issuance, and the restriction period (that is, the period in which the Common Stock subject to the award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of) relating to each such award will lapse at the end of the fiscal quarter in which the shares of restricted Common Stock were issued. Shares of restricted stock are subject to forfeiture if the non-employee director ceases to serve as a director of Whitehall during the restriction period.
      Each of the 1996 Long-Term Incentive Plan and the 1997 Long-Term Incentive Plan provides that non-employee directors may be granted stock-based awards at the discretion of the Compensation Committee, with the approval of the Board of Directors, to advance the interests of Whitehall by attracting and retaining well-qualified directors. Accordingly, Whitehall may grant such awards from time to time for such purpose. The non-employee directors have received such additional awards with respect to each of the past six fiscal years of Whitehall and it is the current expectation of the Compensation Committee that such annual grants will continue in the form of a grant of 1,667 shares of restricted stock.
      As permitted under Whitehall’s 1997 Long-Term Incentive Plan, each non-employee director is granted a restricted stock award each year as of the Audit Certification Date (as defined below). Such award entitles each non-employee director to receive an amount of restricted Common Stock equal to $10,000 divided by the fair market value of such Common Stock on the applicable Audit Certification Date, rounded down to the nearest whole share. The restriction period relating to each such award is one year from the date of grant. Shares of restricted stock are subject to forfeiture if the non-employee director ceases to serve as a director of Whitehall during the restriction period. The “Audit Certification Date” is the date each year on which Whitehall’s independent public accountants deliver an opinion to Whitehall as to its yearly audit of the financial statements of Whitehall.
      See footnote 2 to “Security Ownership of Certain Beneficial Owners and Management.”
      Whitehall offers health insurance coverage to the members of its Board of Directors. The health insurance policy options and related policy cost available to the directors are the same as those available to Whitehall’s senior level employees.
      Fees associated with certain meetings of the Board of Directors and its committees held during late spring and late summer of 2005 remain outstanding.
Company Board of Directors Meetings and Committees
      Directors are expected to attend board meetings and meetings of the committees on which they serve. The Board of Directors of Whitehall held seventy-six meetings during fiscal year 2005. Each director attended all of the meetings of the Board of Directors and its committees on which he served during fiscal year 2005. In addition, it is the Board of Directors’ policy that the directors should attend Whitehall’s annual meeting of stockholders absent exceptional circumstances. Last year, all directors attended the annual meeting.
      Audit Committee. The Audit Committee presently consists of Richard K. Berkowitz (Chairman), Daniel H. Levy and Sanford Shkolnik. The Audit Committee held ten meetings in fiscal year 2005.
      The Board of Directors has determined that all of the members of the Audit Committee meet the requirements for independence and expertise, including financial literacy, under federal securities laws. The Board of Directors has also determined that Mr. Berkowitz is an “Audit Committee financial expert” under federal securities laws.
      The Audit Committee operates under a written charter adopted by the Board of Directors, a current copy of which is available on Whitehall’s website at www.whitehalljewellers.com. Whitehall will provide a copy of the charter without charge to any stockholder upon written or verbal request of such person.

      The functions of the Audit Committee include assisting the Board in monitoring the integrity of Whitehall’s financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of Whitehall’s internal audit function and independent registered public accounting firm and the compliance by Whitehall with legal and regulatory requirements. The Audit Committee has the sole authority to appoint or replace the independent registered public accounting firm of Whitehall, who report directly to the Audit Committee. The Audit Committee pre-approves all auditing services and permitted non-audit services (including the fees and terms associated with such services) to be provided by the independent registered public accounting firm. The Audit Committee has the authority to retain independent legal, accounting and other advisors and Whitehall is required to provide adequate funding and the compensation of any such advisors.
      The Audit Committee is also responsible for preparing a report for inclusion in Whitehall’s proxy statement stating among other things, whether Whitehall’s audited financial statements should be included in Whitehall’s Annual Report on Form 10-K.
      Compensation Committee. The Compensation Committee presently consists of Daniel H. Levy (Chairman), Richard K. Berkowitz and Sanford Shkolnik. The Compensation Committee held seven meetings in fiscal year 2005. The Compensation Committee reviews and recommends the compensation arrangements for all executive officers and directors and administers and takes such other action as may be required in connection with certain compensation and incentive plans of Whitehall (including the granting of stock options and other stock based awards).
      The Board of Directors has determined that all of the members of the Compensation Committee meet the requirements for independence under applicable federal securities laws. Whitehall’s By-Laws require that the Compensation Committee consist of non-employee directors. The Compensation Committee operates under a written charter adopted by the Board of Directors, a current copy of which is available on Whitehall’s website at www.whitehalljewellers.com and is available in print without charge to any stockholder upon written or verbal request of such person.
      Governance and Nominating Committee. The Governance and Nominating Committee presently consists of Sanford Shkolnik (Chairman), Richard K. Berkowitz and Norman J. Patinkin. The Governance and Nominating Committee held seven meetings in fiscal year 2005. The Governance and Nominating Committee identifies, evaluates, and recommends individuals qualified to be directors of Whitehall to the Board of Directors for either appointment to the Board of Directors or to stand for election at a meeting of the stockholders, develops and recommends to the Board of Directors corporate governance guidelines for Whitehall and reviews and makes recommendations with respect to a variety of other governance matters.
      The Governance and Nominating Committee operates under a written charter adopted by the Board of Directors, a current copy of which is available on Whitehall’s website at www.whitehalljewellers.com and is available in print without charge to any stockholder upon written or verbal request of such person.
      Stockholder recommendations for director nominations at the Company’s annual meeting may be submitted to the Secretary of Whitehall by written request at 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606, and they will be forwarded to the Governance and Nominating Committee for its consideration. The annual meeting may be postponed or cancelled as a result of the transactions contemplated by the Merger Agreement. Each such written request must be received by no later than March 10, 2006, which is 90 calendar days prior to the anniversary of the mailing date of Whitehall’s proxy statement for its annual stockholder meeting filed with the SEC on June 8, 2005. The Governance and Nominating Committee will consider all stockholder recommendations for candidates for the Board of Directors. In addition to considering candidates recommended by stockholders, the committee considers potential candidates recommended by current directors, Company officers and others. The committee screens all potential candidates in the same manner regardless of the source of the recommendation. The committee’s initial review is typically based on any written materials provided with respect to the potential candidate. The committee determines whether the candidate has the specific qualities and skills desirable for directors of Whitehall and whether requesting additional information or an interview is appropriate. The consideration of any candidate for director will be based on the committee’s assessment of the individual’s background, skills and abilities, and if such characteristics qualify the individual to fulfill the needs of the Board of Directors at that time. The Governance and Nominating Committee also has retained outside consultants to help identify potential candidates.
      Executive Sessions. Non-employee directors meet in executive session at each regularly scheduled meeting of the Board of Directors. Chairmanship of the sessions rotates among the chairperson of the Audit, Nominating and Governance and Compensation Committees.
EXECUTIVE OFFICERS
      The following sets forth certain information with respect to the executive officers of Whitehall.
      Robert L. Baumgardner, age 59, joined Whitehall in November 2005 as Chief Executive Officer. Mr. Baumgardner, prior to joining Whitehall, was President and Chief Executive Officer of Little Switzerland, a Caribbean based duty free retailer and wholly-owned subsidiary of Tiffany & Co., from 1999 through November 2005. Mr. Baumgardner is a 34 year veteran of the jewelry industry with prior affiliations with Bailey Banks & Biddle, Mayors Jewelers and Tiffany & Co.
      John R. Desjardins, age 55, joined Whitehall in 1979 and has served as Executive Vice President and Chief Financial Officer. He also served as Treasurer of Whitehall from 2003 to present and from 1989 through October 1998 and as a member of the Board of Directors of Whitehall from 1989 to January 2004. Previously, he worked as a certified public accountant with Deloitte & Touche L.L.P.
      Robert W. Evans, age 52, joined Whitehall in January 2003 as Vice President — Merchandise Control. Mr. Evans was promoted to Senior Vice President — Merchandise Control in January, 2004 and to Executive Vice President, Administration and Chief Information Officer in June 2005. From May 2001 to December 2002 Mr. Evans was an independent retail consultant specializing in process improvement and profit recovery. Mr. Evans was a Director of Consulting with Answerthink from 1999 to 2001. Prior to joining Answerthink, Mr. Evans served in senior financial and technology positions in the retail industry.
      Jean K. FitzSimon, age 55, joined Whitehall in July 2005 as Senior Vice President and General Counsel. Ms. FitzSimon joined Whitehall after Bridge Associates, LLC, a corporate financial and operational consulting firm where she served as General Counsel and consulted on corporate compensation matters. Previously she served as Chief Compliance Officer and Vice President — Law for Sears, Roebuck and Co. Ms. FitzSimon was in the private practice of law for several years, specializing in corporate turnarounds and restructurings. Ms. FitzSimon began her career with the U.S. Department of Justice.
      Debbie Nicodemus-Volker, age 52, joined Whitehall in June 2004 as its Executive Vice President of Merchandise. Ms. Nicodemus-Volker joined Whitehall after a fourteen year tenure with Duty Free Shoppers. Most recently Ms. Nicodemus-Volker was a Vice President of Merchandising and Planning for Donna Karan International, based in New York. Donna Karan International and Duty Free Shoppers are divisions of Louis Vuitton Moet Hennessey. At Duty Free Shoppers, Ms. Nicodemus-Volker was Vice President for Merchandise Planning and Procurement for European Brands, including responsibility for fine jewelry and watches. For the six years before that, Ms. Nicodemus-Volker was Vice President for Merchandising — Fine Jewelry at Duty Free Shoppers.
      Matthew M. Patinkin, age 48, joined Whitehall in 1979 and has served as its Executive Vice President, Operations since July 2000. He also served as Executive Vice President, Store Operations, from 1989 through July 2000 and as a member of the Board of Directors of Whitehall from 1989 to January 2004.

EXECUTIVE COMPENSATION AND OTHER INFORMATION
Executive Compensation
      Summary Compensation. The following summary compensation table sets forth certain information concerning compensation for services rendered in all capacities awarded to, earned by or paid to Whitehall’s Chief Executive Officer and the other executive officers listed on the table below (the “Named Executive Officers”) during the years ended January 31, 2006, 2005 and 2004.
Summary Compensation Table

					Long-Term
					Compensation Awards

	Year	Annual Compensation		Other	Restricted	Shares
	Ended			Annual	Stock	Underlying	All Other
Name and Principal Position	Jan. 31	Salary	Bonus	Compensation(1)	Awards(2)	Options(3)	Compensation(4)

Robert L. Baumgardner	2006	$101,923	$500,000	$—	$—	325,235	$—
Chief Executive Officer(5)	2005	$—	$—	$—	$—	—	$—
	2004	$—	$—	$—	$—	—	$—
John R. Desjardins	2006	$305,000	$50,000	$—	$—	—	$52,999
Executive Vice President	2005	$305,000	$—	$—	$—	—	$12,796
and Chief Financial Officer	2004	$305,000	$45,700	$—	$—	—	$24,932
Robert W. Evans	2006	$200,000	$—	$—	$—	30,000	$3,148
Executive Vice President	2005	$—	$—	$—	$—	—	$—
	2004	—	—	—	—	—	—
Debbie Nicodemus-Volker	2006	$300,000	$—	$—	$—	—	$250
Executive Vice President	2005	$190,385	$25,000	$91,731	$162,400	—	$125
of Merchandise(6)	2004	—	—	$—	$—	—	—
Matthew M. Patinkin	2006	$280,000	$—	$—	$—	—	$17,708
Executive Vice President,	2005	$280,000	$40,500	$—	$—	—	$9,457
Operations	2004	$280,000	$—	$—	$—	20,000	$5,577
Jean FitzSimon	2006	$140,385	$—	$—	$9,500	—	$63
Senior Vice President	2005	$—	$—	$—	$—	—	$—
and General Counsel(7)	2004	$—	$—	$—	$—	—	$—
Lucinda M. Baier	2006	$500,000	$100,000	$2,469	$—	—	$500,616
Former Chief Executive	2005	$63,750	$—	$—	$—	—	$—
Officer, President and	2004	$—	$—	$—	$—	—	$—
Chief Operating Officer(8)
Hugh M. Patinkin	2006	$100,962	$—	$—	$—	—	$8,590
Former Chairman, Chief	2005	$525,000	$—	$—	$—	—	$20,654
Executive Officer and	2004	$520,000	$75,000	$—	$	—	$21,188
President
Manny A. Brown	2006	$—	$—	$—	$—	—	$8,245
Former Executive Vice	2005	$235,000	$—	$—	$—	—	$671,685
President, Operations(9)	2004	$260,000	$37,425	$37,427	$—	—	$8,572

(1)	Except where indicated, perquisites and personal benefits are less than the lesser of $50,000 or 10% of the salary and bonus for each Named Executive Officer.

(2)	On January 28, 2003, Whitehall’s former Chief Executive Officer received an award of 10,000 shares of restricted stock as an incentive award with respect to services to be rendered during the fiscal year ending January 31, 2004. The restrictions on shares of restricted stock lapse in three equal annual installments on the first, second and third anniversaries of the dates of each of the grants (see footnote 2 to “Security Ownership of Certain Beneficial Owners and Management”), except for the award to Mr. H. Patinkin, which vested in full upon death (see footnote 1 to “Option Exercises in Fiscal year 2005 and Fiscal year end Option Values”), and the award to Mr. M. Brown (see footnote 9 below). Dividends or other distributions, if paid on shares of Common Stock generally, will be paid with respect to shares of restricted stock. As of January 31, 2006, the number and value of the aggregate restricted stock holdings of Whitehall’s former Chief Executive Officer and the other Named Executive Officers were: Mr. H. Patinkin, 3,333 shares ($24,064); Ms. Baier, 50,000 shares ($361,000), Mr. Desjardins, 713 shares ($5,148); Mr. M. Brown, 0 shares ($0); Mr. M. Patinkin, 632 shares ($4,563); and Ms. Nicodemus-Volker, 20,000 shares ($144,400).

(3)	On January 28, 2003, as an incentive award with respect to services to be rendered during the fiscal year ending January 31, 2004, each of Whitehall’s former Chief Executive Officer and the other Named Executive Officers were granted options to purchase shares of Whitehall’s Common Stock in the following amounts: Mr. H. Patinkin, 50,000; Mr. Desjardins, 5,000; Mr. M. Patinkin, 10,000; and Mr. M. Brown, 7,500. Prior to the date of Mr. Patinkin’s death, 16,666 of his options remained unvested. Pursuant to his stock option agreement, 5,555 of the unvested options became exercisable effective March 30, 2005 until March 30, 2006. See footnote 2 to “Security Ownership of Certain Beneficial Owners and Management”.

(4)	Payments in these amounts for fiscal year 2005 consists of (i) executive medical benefits, and (ii) payments or reimbursements for life insurance premiums. The foregoing amounts were as follows:

	Executive	Life
	Medical	Insurance
Name	Benefits	Premium	Total

Robert L. Baumgardner	$—	$—	$—
Lucinda M. Baier	$616	$—	$616
John R. Desjardins	$50,796	$2,203	$52,999
Robert W. Evans	$3,148	$—	$3,148
Debbie Nicodemus-Volker	$250	$—	$250
Matthew M. Patinkin	$17,056	$653	$17,708
Jean K. FitzSimon	$63	$—	$63
Hugh M. Patinkin	$8,590	$—	$8,590
Manny A. Brown	$8,245	$—	$8,245

(5)	Mr. Baumgardner commenced employment with the Company on November 9, 2005. Mr. Baumgardner’s annual base salary is $500,000. Mr. Baumgardner received a signing bonus of $500,000 in November 2005, per the terms of his employment agreement.

(6)	Ms. Nicodemus-Volker commenced employment with Whitehall on June 1, 2004. Ms. Nicodemus-Volker’s annual base salary is $300,000. Ms. Nicodemus-Volker also received $250 for amounts reimbursed during fiscal year 2005 for the payment or reimbursement of residential relocation expenses and taxes related thereto.

(7)	Ms. FitzSimon commenced employment with the Company on June 30, 2005. Ms. FitzSimon’s annual base salary is $250,000.

(8)	Ms. Baier tendered her resignation effective as of October 13, 2005. Pursuant to her employment agreement, dated November 30, 2004 and as amended on August 11, 2005, Ms. Baier forfeited all of her shares of restricted Common Stock. Ms. Baier commenced her employment with Whitehall on November 30, 2004 as President and Chief Operating Officer. Ms. Baier’s annual base salary in such position was $425,000 during fiscal year 2004. Ms. Baier also received $2,469 for amounts reimbursed during fiscal year 2004 for the payment of taxes related to relocation expenses. Ms. Baier tendered her resignation effective as of October 13, 2005. Effective April 13, 2005, Ms. Baier’s annual base salary was increased to $500,000 in connection with her being named Chief Executive Officer. Ms. Baier will continue to be paid her base salary for a period of one year from her resignation date or until she finds other employment.

(9)	Mr. Brown tendered his resignation effective December 17, 2004. Pursuant to his separation and release agreement, Mr. Brown’s employment with Whitehall was deemed to have been terminated for good reason and therefore his awards of restricted stock vested in full and his options to purchase shares of Whitehall’s Common Stock became exercisable until December 17, 2006. Also pursuant to the separation and release agreement, Whitehall made a payment of $666,000 to Mr. Brown. Mr. Brown continues to receive medical benefits per the terms of his employment agreement.

      General Information Regarding Options. The following tables show information regarding stock options exercised by and held by the executive officers named in the Summary Compensation Table. Stock options were not granted to any of the Named Executive Officers in fiscal year 2005.
Option Exercises in Fiscal Year 2005 and Fiscal Year End Option Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		in the Money
			Options as of		Options as of
	Shares		January 31, 2006		January 31, 2006
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert L. Baumgardner	—	$—	—	$325,235	$—	$154,487
John R. Desjardins	—	$—	396,159	$—	$—	$—
Robert W. Evans	—	$—	—	$30,000	$—	$—
Debbie Nicodemus-Volker	—	$—	—	$—	$—	$—
Matthew M. Patinkin	—	$—	381,202	$—	$—	$—
Jean K. FitzSimon	—	$—	—	$—	$—	$—
Lucinda M. Baier	—	$—	—	$—	$—	$—
Hugh M. Patinkin(1)	—	$—	591,970	$—	$—	$—
Manny A. Brown(2)	—	$—	124,632	$—	$—	$—

(1)	Mr. H. Patinkin passed away on March 30, 2005. Prior to Mr. H. Patinkin’s death, only 16,666 of his options remained unvested. Pursuant to his stock option agreement, 5,555 of the unvested options became exercisable by his estate effective March 30, 2005 until March 30, 2006. On October 9, 2005, a total of 776,233 of these options were forfeited.

(2)	Mr. Brown tendered his resignation effective December 17, 2004. Pursuant to his separation and release agreement, Mr. Brown’s employment with Whitehall was deemed to have been terminated for good reason and therefore his options to purchase shares of Whitehall’s Common Stock vested in full and remain exercisable until December 17, 2006. See footnote 2 under “Security Ownership of Certain Beneficial Owners and Management.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth certain information regarding beneficial ownership of Whitehall’s Common Stock as of February 8, 2006, by (i) each person who is known by Whitehall to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of Whitehall, (iii) each of the executive officers named in the Summary Compensation Table and (iv) all directors and executive officers of Whitehall as a group.

	Amount of
	Beneficial	Percent of
Name of Beneficial Owner(1)	Ownership(2)	Class(2)

5% Stockholders
Prentice Capital Management, LP(3)	3,228,079	19.26%
623 Fifth Avenue, 32nd Floor
New York, NY 10020
Holtzman Opportunity Fund, L.P.(4)	1,055,716	6.30%
Mr. Seymour Holtzman
c/o Jewelcor Companies
100 N. Wilkes Barre Blvd., 4th Floor
Wilkes Barre, Pennsylvania 18707
Newcastle Partners, L.P.(5)	2,018,400	12.0%
300 Crescent Court, Suite 1110
Dallas, TX 75201
Wasatch Advisors, Inc.(6)	1,311,952	7.95%
150 Social Hall Avenue
Salt Lake City, UT 84111
Dimensional Fund Advisors Inc.(7)	905,135	5.40%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
Directors and Executive Officers
Robert L. Baumgardner(8)	—	*
Matthew M. Patinkin(9)	509,734	3.04%
John R. Desjardins(10)	226,317	*
Manny A. Brown(11)	3,288	*
Norman J. Patinkin(12)	86,465	*
Daniel H. Levy(13)	60,205	*
Richard K. Berkowitz(14)	58,733	*
Robert W. Evans(15)	167	*
Sanford Shkolnik(16)	25,517	*
Debbie Nicodemus-Volker(17)	17,105	*
Jean K. FitzSimon(18)	—	*
Lucinda M. Baier(19)	—	*
All executive officer and directors as a group	987,531	5.89%

*	Less than 1%.

(1)	Except as set forth in the footnotes to this table, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Amount and applicable percentage of ownership is based on 16,763,215 shares of Common Stock outstanding on February 8, 2006. Where indicated in the footnotes, this table also includes Common Stock issuable pursuant to stock options granted under the Non-Employee Directors Plan exercisable within 60 days of the filing of this information statement. However, this table excludes shares subject to options or restricted stock awards under the Company’s 1996 Long-Term Incentive Plan and the Company’s 1997 Long-Term Incentive Plan. Under such plans, upon a change in control of the

Company, as determined under such plans, any options and/or restricted stock awards granted under such plans are cancelled and a holder thereof is entitled to receive a cash payment from the Company based upon the price per Share paid in the change in control transaction, as determined pursuant to the terms of such plans. (The holder of an option is entitled to a payment net of the exercise price.) Such a change in control may be deemed to have occurred upon the acquisition by the Purchaser Group of Shares such that the Purchaser Group has become the beneficial owner of 25% or more of the Company’s Shares as determined under the plans, but in any event a change in control is expected to occur upon the purchase of Shares pursuant to the terms of the Offer.

(3)	Share information based solely on information contained on a Schedule 13D/A, dated February 3, 2006, filed with the SEC, as amended from time to time. PWJ Lending LLC (“PWJ Lending”) owns 2,094,346 shares of Common Stock. Certain of the shares held by PWJ Lending are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice Capital Management, LP and Michael Zimmerman, in each case, as nominee for PWJ Lending. PWJ Funding LLC (“PWJ Funding”) owns an aggregate of 1,133,733 shares which were acquired in four separate privately negotiated transactions representing approximately 6.76% of the outstanding shares. Certain of the shares held by PWJ Funding are held by various investment funds including Prentice Capital Partners, LP, Prentice Capital Partners QP, LP, Prentice Capital Offshore, Ltd., PEC I LLC and managed accounts managed by Prentice and Mr. Zimmerman, in each case, as nominee for PWJ Funding.

(4)	Share information based solely on information contained on a Schedule 13D, dated February 3, 2006, filed with the SEC, as amended from time to time.

(5)	Share information based solely on information contained on a Schedule 13D, dated January 27, 2006, filed with the Commission, as amended from time to time. This Schedule 13D indicates that Newcastle Partners, L.P. beneficially owns 2,018,400 shares of Common Stock and has sole voting and investment power with respect to the reported shares. Newcastle Capital Management, L.P., as the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Newcastle Capital Group, L.L.C., as the general partner of Newcastle Capital Management, L.P., which in turn is the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Mark E. Schwarz, as the managing member of Newcastle Capital Group, L.L.C., the general partner of Newcastle Capital Management, L.P., which in turn is the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. Steven J. Pully, as President of Newcastle Capital Management, L.P., which is the general partner of Newcastle Partners, L.P., may also be deemed to beneficially own the 2,018,400 shares of Common Stock beneficially owned by Newcastle Partners, L.P. According to the Schedule 13D, Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C., Mr. Schwarz and Mr. Pully disclaim beneficial ownership of the shares of Common Stock held by Newcastle Partners, L.P., except to the extent of their pecuniary interest therein. By virtue of his position with Newcastle Partners, L.P., Newcastle Capital Management, L.P. and Newcastle Capital Group, L.L.C., Mark E. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by Newcastle Partners, L.P.

(6)	Share information based solely on information contained on a Schedule 13G/A, dated February 14, 2005, filed with the Commission. This Schedule 13G/A indicates that Wasatch Advisors, Inc., an investment adviser registered under section 203 of the Investment Advisers Act of 1940, has sole voting and investment power with respect to the reported shares. However, the Company believes that Wasatch Advisors, Inc. has sold all of its shares in the Company.

(7)	Share information based solely on information contained on a Schedule 13G/A, dated February 6, 2006, filed with the Commission. This Schedule 13G indicates that Dimensional Fund Advisors Inc., an investment adviser registered under section 203 of the Investment Advisers Act of 1940, has sole voting and investment power with respect to the reported shares.

(8)	The mailing address of Robert L. Baumgardner is c/o Whitehall Jewellers, Inc., 155 N. Wacker Drive, Suite 500, Chicago, IL 60606.

(9)	Includes 185,208 shares solely owned by Robin J. Patinkin, as Trustee of the Robin Patinkin UA2-2-92 Trust. Robin J. Patinkin, Matthew Patinkin’s wife, has sole investment power with respect to such shares. Includes 32,406 shares held by Matthew M. Patinkin and Robin J. Patinkin, as Trustees of various trusts for the benefit of their children. Includes 13,281 shares held by Robin J. Patinkin, as Trustee of various trusts for the benefit of the children of Matthew M. Patinkin and Robin J. Patinkin, with respect to which shares Matthew M. Patinkin disclaims beneficial ownership because Robin J. Patinkin has sole voting and investment power with respect to such shares. The mailing address of Matthew M. Patinkin is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(10)	The mailing address of John R. Desjardins is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(11)	Mr. Brown tendered his resignation effective December 17, 2004. Pursuant to his separation and release agreement, Mr. Brown’s employment with Whitehall was deemed to have been terminated for good reason and therefore his options to purchase shares of Whitehall’s Common Stock vested in full and remain exercisable until December 17, 2006. Includes 750 shares owned by Marcy Brown, Mr. Brown’s wife, in her self directed IRA account, with respect to which shares Manny A. Brown disclaims beneficial ownership. The mailing address of Manny A. Brown is 184 Oak Knoll Terrace, Highland Park, IL 60035.

(12)	Includes 47,366 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Information Statement. The mailing address of Norman J. Patinkin is c/o United Marketing Group, L.L.C., 5724 North Pulaski, Chicago, Illinois 60647.

(13)	Includes 49,444 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Information Statement. The mailing address for Daniel H. Levy is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(14)	Includes 47,972 shares of Common Stock issuable pursuant to presently exercisable stock options or stock options which will become exercisable within 60 days of this Information Statement The mailing address for Richard K. Berkowitz is 6000 Island Blvd. #2006, Aventura, Florida 33160.

(15)	The mailing address of Robert W. Evans is c/o Whitehall Jewellers, Inc., 155 N. Wacker Drive, Suite 500, Chicago, IL 60606.

(16)	Includes 6,141 shares of Common Stock issuable pursuant to presently exercisable stock options. The mailing address of Sanford Shkolnik is c/o Encore Investments, LLC, 101 West Grand Avenue, Chicago, Illinois 60610.

(17)	The mailing address of Debbie Nicodemus-Volker is c/o Whitehall Jewellers, Inc., 155 North Wacker Drive, Suite 500, Chicago, Illinois 60606.

(18)	The mailing address of Jean K. FitzSimon is c/o Whitehall Jewellers, Inc. 155 N. Wacker Drive, Suite 500, Chicago, IL 60606.

(19)	Ms. Baier tender her resignation on October 11, 2005. Pursuant to her employment agreement, dated November 30, 2004 and as amended on August 11, 2005, Ms. Baier has forfeited all of her shares of restricted Common Stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
      Section 16(a) of the Exchange Act and the rules and regulations thereunder require the Company’s directors and executive officers and persons who are deemed to own more than ten percent of the Common Stock, to file certain reports with the Commission with respect to their beneficial ownership of the Common Stock.
      Based upon a review of filings with the Commission and written representations from certain reporting persons that other filings were required to be made, the Company believes that all of its directors and executive officers complied during fiscal year 2005 with the reporting requirements of Section 16(a) except that John R. Desjardins, Chief Financial Officer of the Company, filed a Form 4 on November 28, 2005, which was required to be filed by September 6, 2005. Shares sold were held in a family trust. Mr. Desjardins does not exercise investment control over the trust assets and was not made aware that the sale had occurred until November 15, 2005, and despite repeated requests did not receive the sale details necessary to file his Form 4 until November 22, 2005.

ANNEX II
February 1, 2006
To the Board of Directors
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Chicago, Il 60606
To the Board of Directors:
      The Board of Directors of Whitehall Jewellers, Inc., a Delaware corporation (“Whitehall” or the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the stockholders of the Company, other than Parent, Holdco, Purchaser, Holtzman or their respective affiliates (as such terms are defined below), from a financial point of view, of a contemplated transaction (the “Proposed Transaction”), without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder.
Description of the Proposed Transaction
      The Proposed Transaction involves an Agreement and Plan of Merger (the “Agreement”) by and among the Company; Prentice Capital Management, LP, a Delaware limited partnership (“Parent”); Holtzman Opportunity Fund, L.P. (“Holtzman”); WJ Holding Corp., a Delaware corporation and affiliate of Parent and Holtzman (“Holdco”); and WJ Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Holdco (“Purchaser”). The respective Boards of Directors of Holdco, Purchaser and the Company deem it advisable and in the best interests of their respective stockholders and, in the case of the Company, its creditors, that Holdco acquire the Company upon the terms and subject to the conditions provided for in the Agreement which includes: (i) Purchaser agreeing to purchase and acquire all shares of the issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company for $1.60 per share of Common Stock pursuant to a tender offer, and subsequent thereto, a merger by which each share not tendered or owned by Parent, Holtzman or their affiliates shall be cancelled and exchanged for the right to receive $1.60; (ii) PWJ Lending LLC, a Delaware limited liability company (“PWJ Lending”), Holtzman and the Company will amend, and restate in its entirety, a term loan previously extended to the Company in the principal amount of $30,000,000 (the “Initial Loan”), (iii) PWJ Lending and Holtzman will also make an additional term loan to the Company in the aggregate principal amount of $20,000,000. The financing terms and other proposed transactions described above as agreed to by and between the Company and Parent and Holtzman represent the Revised Prentice Transaction.
Scope of Analysis
      In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Revised Prentice Transaction included, but was not limited to, the items summarized below.
      In connection with this Opinion, we have considered various drafts of the relevant documents. In instances where Duff & Phelps relied upon draft documents, the Company and its legal advisors represented that such drafts were substantially similar to the final, executed copies. Below is a representative listing of the various documents considered:

1.	The Agreement, dated as of February 1, 2006, by and among the Company, Parent, Holtzman, Holdco, and Purchaser (Draft as of January 31, 2006);

2.	Amended and Restated Term Loan Credit Agreement, made as of February 1, 2006, by and among the Company, the Lenders and PWJ Lending (Draft as of February 1, 2006);

3.	Acknowledgement, Consent and Reaffirmation by Guarantor of the Amended and Restated Term Loan Credit Agreement, dated as of February 1, 2006, by and among the Company, the Lenders, and PWJ Lending (Draft as of January 31, 2006);

4.	Financial projections provided by management;

5.	Presentation to Bank Group, prepared by Whitehall Jewellers and FTI Consulting, Inc. dated December 12, 2005;

6.	Tender Offer Statements, filed by Newcastle Partners L.P. (“Newcastle”) with the Securities and Exchange Commission; and

7.	Various press releases and other public disclosure documents issued by Prentice Capital and Whitehall Jewellers.
      Additionally, in connection with this Opinion, we have:

1.	Participated on numerous conference calls with the Board of Directors;

2.	Participated in conversations with, and considered information provided by, representatives of Parent;

3.	Considered certain financial and other information relating to Whitehall that was publicly available or furnished to us by the Company, including budgets and proforma financial projections;

4.	Met with members of Whitehall’s management to discuss the business, operations, historical financial results and future prospects of the Company;

5.	Considered the financial terms of certain recent acquisitions of companies in businesses similar to those of Whitehall;

6.	Performed discounted cash flow analyses of Whitehall, based on pro forma financial projections prepared by the Company;

7.	Analyzed the market pricing of Whitehall relative to the overall market and the relevant market segment, including market multiple comparisons, market pricing history, and a discounted cash flow analysis; and

8.	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate for purposes of this Opinion.
      Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of any publicly-traded shares after completion of the Proposed Transaction.
      In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps:

(i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information,

(ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and

(iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed.
      Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction.
      In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement. The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors of the Company and may not translate to any other purposes.
      To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.
      Duff & Phelps has prepared this Opinion effective as of February 1, 2006. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.
      This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.
      It is understood that this Opinion is for the information of the Board of Directors of the Company in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Proposed Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.
Conclusion
      Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the stockholders of the Company, other than Parent, Holdco, Purchaser, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder.

Respectfully submitted,

ANNEX III
February 1, 2006
To the Board of Directors
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Chicago, Il 60606
To the Board of Directors:
      Whitehall Jewellers, Inc. (“Whitehall” or the “Company”) has entered into a Securities Purchase Agreement (“SPA”) with PWJ Lending LLC, PWJ Funding LLC and Holtzman Opportunity Fund, L.P. (“Holtzman”). The transactions contemplated by the Transaction Documents (as defined in the SPA) are hereinafter referred to as the Prentice Transaction. On or about December 2, 2005, Newcastle Partners initiated an unsolicited offer for all the outstanding shares of the Company (“Initial Tender Offer”), and subsequently revised its offer (“Tender Offer”). The Board of Directors engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor in connection with the Tender Offer and any other unsolicited offers that may arise to provide advice regarding whether the Tender Offer and related transactions is more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Prentice Transaction (“Superior Proposal”), as outlined in Section 4(u)(ii), 4(u)(vi) and 4(u)(vii)(1) of the SPA. On January 23, 2006, Duff & Phelps rendered its opinion that the proposal made by Newcastle in its proposal letter dated January 24, 2006 (the “Proposed Newcastle Transaction”) was a Superior Proposal.
      On February 1, 2006 during a 10-business-day “match” period provided for under the SPA, the Company received a revised proposal from Prentice (the “Revised Prentice Transaction”). Duff & Phelps, in its continuing role as financial advisor to the Company, was asked to determine whether the Proposed Newcastle Transaction was a Superior Proposal to the Revised Prentice Transaction (as defined below).
Description of the Revised Prentice Transaction
      The Revised Prentice Transaction involves an Agreement and Plan of Merger (the “Agreement”) by and among the Company; Prentice Capital Management, LP, a Delaware limited partnership (“Parent”); Holtzman; WJ Holding Corp., a Delaware corporation and affiliate of Parent and Holtzman (“Holdco”); and WJ Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Holdco (“Purchaser”). The respective Boards of Directors of Holdco, Purchaser and the Company deem it advisable and in the best interests of their respective stockholders, and in the case of the Company, its creditors, that Holdco acquire the Company upon the terms and subject to the conditions provided for in the Agreement which includes: (i) Purchaser agreeing to purchase and acquire all shares of the issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company for $1.60 per share of Common Stock pursuant to a tender offer, and subsequent thereto, a merger by which each share not tendered or owned by Parent, Holtzman or their affiliates shall be cancelled and exchanged for the right to receive $1.60; (ii) PWJ Lending LLC, a Delaware limited liability company (“PWJ Lending”), Holtzman and the Company will amend, and restate in its entirety, a term loan previously extended to the Company in the principal amount of $30,000,000 (the “Initial Loan”), (iii) PWJ Lending and Holtzman will also make an additional term loan to the Company in the aggregate principal amount of $20,000,000. The financing terms and other proposed transactions described above as agreed to by and between the Company and Parent and Holtzman represent the Revised Prentice Transaction.

III-1

Scope of Analysis
      In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Revised Prentice Transaction included, but was not limited to, the items summarized below.
      In connection with this Opinion, we have considered various drafts of the relevant documents. In instances where Duff & Phelps relied upon draft documents, the Company and its legal advisors represented that such drafts were substantially similar to the final, executed copies. Below is a representative listing of the various documents considered:

1.	The Agreement, dated as of February 1, 2006, by and among the Company, Parent, Holtzman, Holdco, and Purchaser (Draft as of January 31, 2006);

2.	Amended and Restated Term Loan Credit Agreement, made as of February 1, 2006, by and among the Company, the Lenders and PWJ Lending (Draft as of February 1, 2006);

3.	Acknowledgement, Consent and Reaffirmation by Guarantor of the Amended and Restated Term Loan Credit Agreement, dated as of February 1, 2006, by and among the Company, the Lenders, and PWJ Lending (Draft as of January 31, 2006);

4.	Financial projections provided by management;

5.	Presentation to Bank Group, prepared by Whitehall Jewellers and FTI Consulting, Inc. dated December 12, 2005;

6.	Tender Offer Statements, filed by Newcastle Partners L.P. (“Newcastle”) with the Securities and Exchange Commission; and

7.	Various press releases and other public disclosure documents issued by Prentice Capital and Whitehall Jewellers.
      Additionally, in connection with this Opinion, we have:

1.	Participated on numerous conference calls with the Board of Directors;

2.	Participated in conversations with, and considered information provided by, representatives of Parent;

3.	Considered certain financial and other information relating to Whitehall that was publicly available or furnished to us by the Company, including budgets and pro-forma financial projections;

4.	Met with members of Whitehall’s management to discuss the business, operations, historical financial results and future prospects of the Company;

5.	Considered the financial terms of certain recent acquisitions of companies in businesses similar to those of Whitehall;

6.	Performed discounted cash flow analyses of Whitehall, based on pro forma financial projections prepared by the Company;

7.	Analyzed the market pricing of Whitehall relative to the overall market and the relevant market segment, including market multiple comparisons, market pricing history, and a discounted cash flow analysis; and

8.	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate for purposes of this Opinion.

III-2

      Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of any publicly-traded shares after completion of the Proposed Transaction. In addition, Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. The Company has been advised by counsel as to legal matters. Duff & Phelps was advised by its own counsel as to legal matters.
      In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Revised Prentice Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Revised Prentice Transaction.
      In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Revised Prentice Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Revised Prentice Transaction will be satisfied and that the Revised Prentice Transaction will be completed in accordance with the Agreement.
      The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors of the Company and may not translate to any other purposes.
      To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.
      Duff & Phelps has prepared this Opinion effective as of February 1, 2006. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Revised Prentice Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.
      This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.
      This Opinion is solely for the Board of Directors of the Company in connection with its consideration of the Revised Prentice Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Revised Prentice Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or

III-3

reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Revised Prentice Transaction, or whether to proceed with the Revised Prentice Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances.
Conclusion
      Based upon and subject to limitations set forth herein, Duff & Phelps is of the opinion that Revised Prentice Transaction is more favorable, from a financial point of view, to the Company, its stockholders and creditors, taken as a whole, than the Proposed Newcastle Transaction.
Respectfully submitted,

III-4